CGI GROUP INC. 2003 ANNUAL REPORT

OUR COMMITMENT:

CGI

HELPING YOU
WIN AND GROW

Corporate Profile

Founded in 1976, CGI is the largest Canadian independent information technology (IT) services firm and the fifth largest in North America based on its headcount of 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide, utilizing a highly customized, cost efficient delivery model that combines on-site and off-site operations.

Our Mission

The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a world-class IT and business process outsourcing (BPO) company.

Our Vision

CGI's vision is to be a world-class IT and BPO leader helping clients win and grow.

Our Positioning

CGI strives to be recognized by its clients, its members and its shareholders as one of the top five pure players in IT and business process services. CGI is achieving its vision by concentrating on its core competencies and by building its critical mass predominantly in Canada, the United States and Europe to better serve its clients, both locally and internationally.

Our Services

CGI provides the consulting, implementation and operations services that companies need to turn their corporate strategy into reality. CGI specializes in a flexible and personalized approach to solving its clients' IT challenges.

– Systems integration

CGI provides implementation services covering the full scope of today's enterprise IT environment, integrating different technologies to create IT systems that respond to clients' strategic needs. In addition to its expertise at working with leading technologies and software applications, CGI provides customized application development services that leverage its ISO 9001 and CMM certified methodologies and the option of economies from offshore development.

– Consulting

CGI acts as a trusted advisor to its clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

– Management of IT and business functions (outsourcing)

Clients delegate entire or partial responsibility for their IT or business process functions in order to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. These contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include: facilities management (data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications; and business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

Business Highlights



Revenue
in millions of dollars

99 1,407.8
00 1,423.1
01 1,560.4
02 2,169.6
03 2,719.7

Earnings per Share
in dollars

99 0.37*
00 0.27*
01 0.30*
02 0.36
03 0.45

Contract Backlog
in millions of dollars

99 7,500
00 7,000
01 9,300
02 10,400
03 12,300

Contract Types

Management of IT
and Business Functions 73%
(Outsourcing)

Systems Integration 27%
and Consulting

Geographic Markets

Canada 78%

US 17%

All other regions 5%

Targeted Verticals

Financial Services 42%

Telecommunications 20%

Manufacturing, Retail 15%
and Distribution

Government 13%

Utilities and Services 8%

Healthcare 2%

*Earnings per Share Before Amortization of Goodwill (cash EPS)

Serge Godin
Chairman and
Chief Executive Officer

Michael E. Roach
President and
Chief Operating Officer

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Dear Fellow Shareholders:

Throughout fiscal 2003, in a challenging market for information technology (IT) companies, CGI managed to grow revenue and, at the same time, achieve good profitability. We are pleased with the results realized over the past fiscal year, and we would like to thank our many clients for their continued confidence in us. We appreciate the partnerships we have been able to build over the years.

In addition to the hard work of our more than 20,000 members (employees), a steadfast focus on our vision, our mission and strong corporate values played a vital role in driving our results despite market conditions. In fiscal 2003, more than ever, our operations were managed based on long-term objectives, in the spirit of the CGI management foundation. This management approach, which we refer to as the "CGI Way," also governs how we constantly strive to maintain the best possible equilibrium among the interests of our three major stakeholder groups, namely our clients, members and shareholders. We strongly believe that this equilibrium is essential for a company to grow successfully over the long term and, thus, create value for each of its stakeholder groups.

We are committed to becoming a world-class IT and business process services champion by maintaining this balance and are committed to helping you, our shareholders, win and grow.

A review of 2003

Throughout the year, we continued to establish a core foundation from which to grow in the future:
– We achieved another record year of revenue, up 25.4% over fiscal 2002 to $2.7 billion.
– We grew net earnings by 30.6% over 2002 to $177.4 million, or $0.45 per share.
– We generated cash flow from operating activities of $229.5 million, up 29.3% over 2002.
– We booked $4.0 billion in new contracts, extensions or renewals, up 14% over bookings in 2002.

q:

WHAT IS YOUR VISION FOR CGI?

a:

A WORLD-CLASS CHAMPION.

– We renewed our partnership agreement with BCE to the satisfaction of both parties, extending our contractual outsourcing agreements with Bell Canada until 2012, while also renewing our commercial alliance. Meanwhile, control of CGI rests firmly with our management team.

– Through a mix of acquisitions and internal growth, we expanded our presence in business process outsourcing in Canada and the US, and generated some 20% of our revenue from business process outsourcing activities.

– We closed five strategic acquisitions: Cognicase, Cornerstone Project Management Group, INSpire Insurance Solutions, ProjExpert and Underwriters Adjustment Bureau (UAB).

– We continued to build our presence in Europe. In the UK, in addition to building on our existing client relationships, we gained the trust and confidence of new marquee clients in the financial services industry.

– We integrated some 5,400 new members into CGI in the past 12 months, which makes us more than 20,000 strong and growing.

– As part of our continuous improvement process, we fine-tuned our corporate governance policies to ensure we remain a leader in applying best practices in decision making, disclosure and openness.

Outlook for fiscal 2004

Over the coming year, all of us at CGI will focus on our growth strategy, which is based on four pillars of growth. Why do we have four distinct pillars of growth? Because achieving the objectives of each of these pillars requires a different skill set and specialized expertise. This is why each pillar of growth is managed by a separate group within CGI. The first two pillars relate to organic growth. The first governs the development of systems integration, consulting and outsourcing contracts, and the second is for the development of very large outsourcing contracts. Our last two pillars of growth are for acquisitions of niche players and of large companies that increase our critical mass in key geographies.

One of our top objectives is to achieve profitable organic growth by offering our full range of services to our existing and targeted clientele. This goal is being met through VIP meetings with clients, which allow us to showcase our extensive and constantly evolving capabilities. Through these dialogues, we demonstrate the deep understanding we have of our clients' industry sectors and make them aware of new areas where we can support them.

Committed to helping clients win and grow

We want to be recognized as the expert of choice by our clients. As we support them every day and as we continuously strive to help them win and grow, they recognize our commitment to quality as well as our flexibility, strong vertical expertise and world-class delivery options.

To measure our progress in meeting our clients' needs, we ask them to formally rate our services on an ongoing basis throughout the year. This process is part of our Client Partnership Management Framework, which represents the cornerstone of our ISO 9001 certification. This year, our clients awarded us an average score of 8.7 out of 10, which represents the highest mark that we have ever achieved.

Committed to helping members win and grow

We want to be recognized by our members as the employer of choice in our industry. Our aim is to provide our members with ongoing opportunities for learning and growth as well as with new career paths and stimulating professional challenges. The best way to deliver on this objective is to ensure our continued growth. With this in mind, we set our management style accordingly.

CGI strives to apply the best human resources practices in the industry. These practices, coupled with our dedication to members, allowed us to report one of the lowest employee turnover rates in the industry last year.

The sharing of our culture and values is very important to us, as is providing members with training in the CGI way of doing business. In fiscal 2001, we launched the equivalent of our corporate university, the CGI Leadership Institute, to support our efforts in this area. Since its inception, some 600 managers have undergone training at the Institute, and in fiscal 2004 we expect that another 300 will take part in these programs.

Committed to helping shareholders win and grow

Our goal is to be recognized by our shareholders as a well-managed company and the investment of choice in our industry. From a financial perspective, we will excel at cash management and will strive to deliver increasingly profitable growth. To this end, we will continue to closely monitor operational and management metrics to improve our performance.

Using the four pillars of our growth strategy, we will continue to generate new systems integration and IT and business process outsourcing (BPO) contracts. We will also acquire companies, especially in the US and the UK, in order to increase our critical mass, improve our vertical expertise, strengthen our geographic presence and enhance our capabilities. The ongoing consolidation of our industry will continue to favor us as smaller IT and BPO firms will continue to seek alliances with established players such as CGI with its critical mass and end-to-end service offering. As in the past, all new acquisitions will have to be accretive.

Aligning the interests of CGI members with those of all stakeholders

Our compensation policies reflect the importance we place on ensuring that the interests of all members are closely aligned with those of all shareholders. For instance, all CGI members are eligible to take part in profit sharing if their operational unit reaches targeted profitability and revenue levels.

Senior CGI leaders and managers are awarded share options. Some 50% of the options granted in any given year may be vested sooner if CGI meets its revenue and profit targets, and the remaining 50% may be vested

sooner if we rank among the top North American IT companies in terms of our market capitalization to revenue ratio. In addition, part of our managers' remuneration is tied to their clients' and members' satisfaction.

We believe that by linking our members' remuneration to CGI's performance, we have yet another way of ensuring that, as a team, we always remain focused on our profitability and value creation.

In closing

In fiscal 2004, we will devote our utmost attention and energy to continue growing, based on our four pillars of growth. There is a huge opportunity for us to reach new clients with our competitive and distinctive service offering. Demand for IT and business process outsourcing remains robust from companies in all our key markets and we will continue to capitalize on this trend.

We are very enthusiastic about the opportunity for growth in 2004 as we expect to see a gradual improvement in client spending patterns, and all of us at CGI are excited about our strengthened competitive position. The key to becoming a world champion is based on sharing our culture throughout the organization. It is a privilege to lead a company that serves clients who trust our ability to meet their needs and help them grow. We are proud of our team of more than 20,000 talented and dedicated people, and we know that the coming year will provide us with many fulfilling developments.

In closing, we would like to thank Mr. Siim A. Vanaselja, who stepped down earlier in fiscal 2003 as a BCE representative on our Board of Directors, for his contribution, and we warmly welcome his replacement, Mr. Michael J. Sabia.

(Signed)

SERGE GODIN
Chairman and Chief Executive Officer

(Signed)

MICHAEL E. ROACH
President and Chief Operating Officer

AVIVA
Canada
Insurance Services

CGI
Business Process Outsourcing
Insurance Processing

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q:

How does CGI help a property and casualty company manage its claims operations and surplus assignments to third parties in a cost effective manner while maintaining the highest possible level of professional service?

a:

As a proven national service provider, we apply our expertise in claims management and loss prevention, offering both knowledge and adjustment skills. When we began to work with Aviva Canada, one of Canada's leading property and casualty insurance groups, we took time to understand its specific needs, procedures, expense factors, service standards, and the average cost of claims currently paid. By delivering top-quality third party adjustment services, timeliness of service, adherence to severity control measures and attention to fraud and expense management at a competitive rate, we helped Aviva generate substantial savings in their claims handled externally, while maintaining their high level of service as evidenced by ongoing positive customer feedback.

How can an insurer be confident that the new business processes implemented by CGI will improve the overall quality of service offered?

We become a true business process partner. With Aviva, for example, we demonstrated our flexibility and repositioned ourselves to support their new business processes. We appointed a coordinator who is in daily contact with Aviva, researching opportunities, addressing challenges and ensuring client service protocols are met or surpassed. We continue to support Aviva in assessing how best to respond to the ever-emerging challenges of the insurance industry.

q:

HOW DO YOU MANAGE THOUSANDS OF CLAIMS A WEEK?

a:

CGI'S END-TO-END INSURANCE BUSINESS SERVICES.

LAWS UK National Project
United Kingdom
Government

CGI
Systems Integration
and Consulting
e-Business

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q:

In order for governments to offer e-services to citizens, it is imperative that local, regional and national government bodies and third party organizations first be linked electronically. How does CGI achieve this crucial integration quickly and professionally?

a:

We draw on years of experience in delivering IT solutions to government entities in Canada, the US and other countries worldwide, and we have a proven approach for helping governments migrate to on-line services. The United Kingdom, for example, created the Local Government On-Line (LGOL) program as part of its target to become 100% e-government enabled by 2005. We have played a key role in the program, creating the LGOL-Net middleware solution, which provides the ability to join up all UK local authorities with each other.

How can CGI help governments ensure that the solutions implemented today will be capable of keeping pace with the evolving needs of citizens and the imperative for secure transactions, without adding to the already numerous existing applications?

We provide a secure auditable messaging solution for the rapid enabling of e-government transactions, as was done with LGOL-Net. The solution also has the ability to bridge across a multitude of technologies, from PCs to mainframes, using options that range from plain text to state-of-the-art Web services. That's why our UK clients have dubbed it the "superglue for e-government."

q:

HOW DO YOU LINK HUNDREDS OF GOVERNMENT AUTHORITIES TO BETTER SERVE CITIZENS?

a:

CGI'S MIDDLEWARE EXPERTISE.

CGI
Supporting
personal growth

Karen Furtado
Vice-President
CGI
Andover, MA, USA

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q:

CGI talks a lot about "intrapreneurship." What exactly is it and how does it translate into the day-to-day work of CGI members?

a:

CGI is an entrepreneurial company. That means the company motivates members to make a real difference. Our managers are empowered to make decisions that are in the best interests of our business and the client, and are responsible for the results. CGI encourages us to be close to our clients, to feel responsibility towards them and provide innovative solutions, while supporting us with the structure and guidance of proven quality and management frameworks.

CGI has been growing consistently since its founding in 1976. At 20,000 members, is the company getting too big? Is individual growth getting lost in the shuffle?

On the contrary, the bigger we get, the more challenges we are provided with, on both a team and individual level. One thing CGI has always done well, regardless of its size, is making its people feel they are important to the business. Other companies talk about it, but their actions don't match their words. CGI genuinely cares about its members and about giving us opportunities to succeed and grow.

q:

HOW DOES CGI HELP ITS MEMBERS WIN AND GROW?

a:

CGI KNOWS WE ARE ITS MOST IMPORTANT ASSET.

Russell Investment Group
United States
Financial Services

CGI
IT Outsourcing
Technology Management

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q:

Businesses need to be able to focus on core competencies, but solid IT systems remain critical to success. How does CGI help its clients concentrate on what they do best without them also having to be IT specialists?

a:

We simply do what we do best. Take the case of Russell Investment Group, a global leader in multi-manager investing based in Tacoma, Washington. Russell wanted CGI, a financial services IT specialist, to help it make its IT environment more efficient, introduce new technologies and improve the management of its data center operations. Today, through our near-shore delivery model, our facilities in Regina, Saskatchewan support Russell's 1,300 professionals by providing help desk services, desktop support services as well as network and data center management.

If a company is contracting its IT management to CGI, how can it be confident its strategies and systems will grow in the best interests of the company?

We have a proven record of flexibility and long-term client partnerships. In the case of Russell, our service model enables CGI to contribute thought leadership and strategic focus while Russell retains ownership and control of its systems. Today, our financial services expertise and best-of-breed technology services add value to Russell's current and future IT operations.

q:

HOW DO YOU FOCUS ON YOUR CORE BUSINESS WITHOUT WORRYING ABOUT *IT*?

a:

CGI'S GLOBAL DELIVERY MODEL.

Purolator
Canada
Distribution

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CGI
IT Outsourcing
Technology Management

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q:

At the beginning of an outsourcing contract, how does CGI ensure the smooth transition of its client's operations to its own facilities without negatively impacting the client's service levels?

a:

We successfully manage the transfer by applying our ISO-certified management framework. Our outsourcing capability was amply demonstrated with Purolator, Canada's leading overnight courier company.
CGI's architects worked with Purolator to select and implement a new platform, and the migration was seamless for Purolator's employees and customers alike. In fact, the increased speed that came with the move to our facilities and platform allowed Purolator to delay its billing cut-off date, thus increasing its cash flow.

A major power outage or computer virus can threaten a company's systems stability. How can outsourcing with CGI protect businesses from these threats?

The Purolator example again demonstrates our ability to add value through outsourcing. Innovapost and CGI provide Purolator with sophisticated security systems, and when the W32 blaster worm virus overloaded the capacity of the world's networks, CGI and Innovapost detected the threat, contained the damage and minimized the impact on Purolator's operations. In the case of the massive Ontario power outage, Purolator was better protected because of the stability of our infrastructures and able to continue providing nationwide service to its customers. Its competitors were not able to do the same.

q:

HOW DO YOU KEEP OPERATIONS UP AND RUNNING DURING A POWER OUTAGE?

a:

CGI'S ROBUST DATA CENTER INFRASTRUCTURE.

Daniel Rocheleau
Executive Vice-President
and Chief Business
Engineering Officer

Paule Doré
Executive Vice-President
and Chief Corporate Officer

Clarence Chandran
President
Business Process Services

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Your Questions

q:
In the IT outsourcing market, CGI competes for contracts with players that are much larger. So what is your competitive advantage?

a:
CGI has a number of key differentiators that help position us very favorably when bidding on IT outsourcing contracts. One of these compelling selling points is our global delivery model, which allows us to deliver IT services to clients more cost effectively from centers of expertise located across Canada, the US and in Europe, as well as through our operations in Bangalore and Mumbai, India. Together, our outsourcing business concept and our delivery model provide clients with greater delivery flexibility and savings.

Also, in recent contract wins, our clients have told us that they chose to partner with CGI in part because of our responsiveness to their needs.

q:
How do you define CGI's management approach?

a:
Our management approach is rooted in our corporate culture and strong values, and our management philosophy is centered around meeting the long-term needs of our three major stakeholder groups, namely our clients, our members (employees) and our shareholders.

In all we do, we aim to provide clients with services of the highest quality, members with stimulating career challenges and development opportunities, and shareholders with superior returns. We ensure that we constantly maintain a balance between the needs of these three groups of constituents, and our compensation policies are structured in such a way as to emphasize the importance of this balance. We believe that maintaining this equilibrium is essential to ensuring that CGI continues to achieve strong growth over the long term.

q:
Business process outsourcing (BPO) is one of the industry's fastest growing segments. How do you plan to capitalize on this growth potential?

a:
Our acquisition of UAB and INSpire Insurance Solutions allowed us to significantly increase our presence in BPO for the insurance industry. Also, the acquisition of Cognicase allowed us to further enhance our strong position in the Canadian payroll processing area, where we already were a significant player as a result of our partnership with Desjardins. Now, with an improved service offering and larger critical mass, we are implementing a global, go-to-market strategy for selling our BPO services to existing and potential clients, especially in the insurance sector. We will continue to increase our presence in BPO, both through organic growth and acquisitions.

André Imbeau
Executive Vice-President
and Chief Financial Officer

Joseph I. Saliba
President,
US and Asia Pacific

André Nadeau
Executive Vice-President
and Chief Strategy Officer

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q:

Are you still looking to make large acquisitions in the US and the UK? Are prices still affordable?

a:

We are actively looking at niche and large acquisition candidates in the US and the UK in order to enhance our offering and to gain critical mass to position ourselves to win large outsourcing contracts. There are good acquisition candidates available in both markets, but prior to any acquisition, we conduct thorough due diligence. Since its inception, CGI has completed some 51 acquisitions and our history reflects years of accretive acquisitions and successful integrations.

While we continue to seek acquisitions in the US and the UK, we nonetheless currently have access to the professionals and data center facilities required to bid on and deliver long-term outsourcing agreements in these markets.

q:

How is your business doing in the US?

a:

While business conditions in systems integration and consulting (SI&C) were challenging in 2003, with lower demand for projects and competitive pricing, we implemented a metro market strategy that leverages our global delivery model, quality frameworks, strong technical skills and industry knowledge. This resulted in increasingly profitable operations during the year. We believe that the market bottomed out at the end of the year and we expect to see a gradual improvement. However, we do not expect the SI&C business to post any significant turnaround until the first half of fiscal 2005. As for our IT outsourcing business, demand remains robust and we are very busy addressing opportunities that we have identified.

q:

Where does CGI stand in terms of meeting the objectives of its three-year strategic plan?

a:

During fiscal 2003, as a result of reaching key milestones in several areas of our operations, we positioned ourselves very favorably to meet the objectives of our 2002-2005 strategic plan. For example, in fiscal 2003 we increased our overall critical mass, expanded our presence in the business process outsourcing market and further strengthened our US operations. Going forward, we will continue to pursue the internationalization of CGI in terms of growing our market presence and strengthening our global delivery model. We are focusing on high growth areas, namely IT and business process outsourcing.

Financial Highlights

YEARS ENDED SEPTEMBER 30
(IN THOUSANDS OF DOLLARS EXCEPT
SHARE DATA AND RATIOS)

	2003	2003	2002	2001	2000	1999	1998	COMPOUND ANNUAL GROWTH 1998-2003
	US$ [1]	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	%
FINANCIAL PERFORMANCE								
Revenue	**1,850,133**	**2,719,695**	2,169,613	1,560,391	1,423,080	1,407,790	740 588	29.7
EBIT [2]	**202,924**	**298,298**	232,145	163,624	123,319	165,986	71,090	33.2
EBIT margin [2]	**11.0%**	**11.0%**	10.7%	10.5%	8.7%	11.8%	9.6%	
Earnings before amortization of goodwill and								
discontinued operations	**119,318**	**175,397**	135,799	89,924	73,542	99,906	43,166	32.4
Basic per share [3]	**0.30**	**0.44**	0.36	0.30	0.27	0.37	0.18	19.6
Net earnings	**120,657**	**177,366**	135,799	62,789	55,666	83,816	34,828	38.5
Basic per share [3]	**0.31**	**0.45**	0.36	0.21	0.21	0.31	0.15	24.6
Net earnings (under US GAAP) [4]	**117,886**	**173,293**	132,488	46,215	53,864	86,184	35,702	37.2
Basic per share (under US GAAP) [3] [4]	**0.30**	**0.44**	0.35	0.15	0.20	0.32	0.14	25.7
Cash provided by continuing operating activities	**156,095**	**229,459**	177,447	174,002	67,550	76,510	150,447	8.8
FINANCIAL POSITION								
Total assets	**2,220,635**	**2,997,857**	2,306,970	2,028,669	928,555	866,489	744,930	32.1
Shareholders' equity	**1,466,822**	**1,980,210**	1,779,615	1,503,114	677,301	563,055	474,247	33.1
Net book value per share [3]	**3.71**	**5.01**	4.72	5.02	2.50	2.10	2.02	19.9
Working capital	**147,639**	**199,312**	202,212	110,625	164,624	97,556	63,956	25.5
Current ratio	**1.33:1**	**1.33:1**	1.55:1	1.30:1	1.87:1	1.40:1	1.24:1	
Long-term debt (current and long-term portions)	**198,508**	**267,986**	8,500	40,280	43,414	59,764	13,502	
Long-term debt/equity ratio	**0.14:1**	**0.14:1**	0.00:1	0.03:1	0.06:1	0.11:1	0.03:1	

(1) Canadian dollar amounts for the period ended September 30, 2003, have been translated into US dollars solely for the convenience of the reader. Statement of earnings and statement of cash flows figures have been translated at the average rate for the year (CDN$1.47 = US$1.00), and balance sheet figures at the September 30, 2003 rate (CDN$1.35 = US$1.00).

(2) EBIT represents earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations. EBIT margin is EBIT over revenue.

(3) Adjusted for 2-for-1 stock splits effective August 12 and December 15, 1997, as well as May 21, 1998, and January 7, 2000.

(4) Reconciliation between US and Canadian generally accepted accounting principles (GAAP) is provided in Note 22 to the Consolidated Financial Statements.

Financial Highlights

QUARTERS ENDED
(IN THOUSANDS OF DOLLARS EXCEPT
SHARE DATA)

| | FISCAL 2003 | | | | FISCAL 2002 | | | |
	SEPTEMBER 30 Q4	JUNE 30 Q3	MARCH 31 Q2	DECEMBER 31 Q1	SEPTEMBER 30 Q4	JUNE 30 Q3	MARCH 31 Q2	DECEMBER 31 Q1
	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$
QUARTERLY FINANCIAL RESULTS								
Revenue	694,180	716,184	720,347	588,984	571,860	553,355	531,901	512,497
EBIT [1]	81,065	80,082	76,417	60,734	60,106	62,395	57,085	52,559
EBIT margin [1]	11.7%	11.2%	10.6%	10.3%	10.5%	11.3%	10.7%	10.3%
Net earnings	48,469	47,068	44,809	37,020	35,524	36,476	33,187	30,612
Basic per share [2]	0.12	0.12	0.11	0.10	0.09	0.10	0.09	0.08
Cash provided by (used for)								
continuing operating activities	102,671	117,099	(20,443)	30,132	51,499	69,809	28,585	27,554

(1) EBIT represents earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations. EBIT margin is EBIT over revenue.

(2) Adjusted for 2-for-1 stock splits effective August 12 and December 15, 1997, as well as May 21, 1998, and January 7, 2000.

BASIS OF PRESENTATION

This management's discussion and analysis of financial position and results of operations ("MD&A") describes our business, the business environment as we see it today, our vision and strategy, the critical accounting policies of our company that will help you understand our Consolidated Financial Statements, the principal factors affecting the results of operations, and liquidity and capital resources. This discussion should be read in conjunction with the Consolidated Financial Statements of our fiscal years 2003, 2002 and 2001 and the notes beginning on page 42 of this annual report. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the United States ("US GAAP"). The fiscal 2003, 2002 and 2001 results are reconciled to US GAAP in Note 22 to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Except as otherwise specified, references to years indicate our fiscal year ended September 30, 2003, or September 30 of the year referenced, and all comparisons are to prior years.

CORPORATE OVERVIEW AND BUSINESS

Headquartered in Montreal, CGI provides end-to-end information technology services (commonly referred to as IT services) and business solutions to clients worldwide, utilizing a highly customized, cost efficient delivery model that combines our on-site and off-site operations through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). We also have applications maintenance and development centers in India (Mumbai and Bangalore). More specifically, our services are generally broken down as follows:

Consulting—We act as a trusted advisor to our clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

Systems integration—We provide implementation services covering the full scope of today's enterprise IT environment, integrating different technologies to create IT systems that respond to clients' strategic needs. In addition to our expertise at working with leading technologies and software applications, we provide customized application development services leveraging our ISO 9001 and CMM certified methodologies and the option of economies from offshore development.

Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility of their IT or business functions to CGI in order to achieve significant savings and access the best information technology, while retaining control over strategic IT functions. These contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include facilities management

(data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications; business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

CGI pursues clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including financial services, telecommunications, manufacturing-retail-distribution, governments, utilities and services as well as healthcare.

CGI's operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: Information Technology ("IT") services and Business Process Services ("BPS"). The focus of these LOBs is as follows:

– The IT services LOB provides a full-range of services in systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.

– The BPS LOB provides a full spectrum of business process outsourcing services to our client base. Our services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

As at September 30, 2003, we employed approximately 20,000 members. In fiscal 2003, we integrated 5,400 new members as a result of acquisitions and outsourcing contract wins. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

BUSINESS ENVIRONMENT

Industry research as recent as June 2003, from firms such as Gartner Group and IDC, confirms that market demand for IT and Business Process Outsourcing ("BPO") is large and expected to grow significantly over the long-term. However, during fiscal 2003, the IT services industry experienced a reduction in global demand for shorter-term, project oriented services as companies and organizations reduced discretionary spending in response to the economic environment. Based on various industry and company-specific indicators, we continue to anticipate a stabilization of demand in our markets for systems integration and consulting services, but do not expect a significant pick-up in demand until 2005.

Demand for longer-term outsourcing contracts is still healthy as companies realize the cost benefits that are achievable through outsourcing. We are a dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US outsourcing market. Our presence in the US market today is roughly at the same stage we were at several years ago in Canada. The strategy that we are pursuing is to replicate what we successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

VISION AND STRATEGY

CGI's vision is to be a world-class IT and BPO leader helping our clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. We foster a culture of partnership, intrapreneurship and integrity. We strive to be recognized by our clients, our members and our shareholders as one of the top five pure players in IT and BPO services. We are achieving our vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve our clients, both locally and internationally. In all we do, we will strive to seek the best equilibrium between our three key stakeholder groups, namely our clients, members and shareholders.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. Most organic growth to date has been in Canada, but we are growing our sales funnel of contract proposals more meaningfully in the US and internationally.

The second element of our growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is healthy across all regions.

The third and fourth drivers of our growth strategy focus on acquisitions—of smaller firms or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offerings. Currently, we are focused on acquisitions in our targeted verticals and metro markets in the US, as well as on expanding our BPO capabilities.

Through large acquisitions, we are seeking targets in Europe and the US that will increase our geographical presence and critical mass in order to further qualify us for larger outsourcing deals. In Canada, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions and focus on increasing shareholder value.

SIGNIFICANT DEVELOPMENTS IN 2003
Acquisitions

In fiscal 2003, we made the following strategic small and large acquisitions to strengthen our geographic presence, vertical market knowledge or to increase the richness of our service offerings or increase our critical mass.

INSpire Insurance Solutions Inc. ("INSpire")—In November 2002, we purchased the majority of the assets of this Fort Worth, Texas-based firm for $7.8 million in cash. INSpire, which had annualized revenue of $41 million and approximately 265 professionals located in five offices in the US, joined us to strengthen our business process services offering to the insurance sector.

ProjExpert—In December 2002, we purchased this Montreal-based consulting company that specialized in the implementation of enterprise resource planning (ERP) programs specific to Oracle applications for the government, financial services and manufacturing sectors. Sixteen professionals joined us in Montreal.

Underwriters Adjustment Bureau Ltd. ("UAB")—In January 2003, we purchased UAB for $54.1 million in cash to expand our capabilities in the insurance vertical as well as in our business process services offering. UAB had annualized revenue of approximately $100 million and added 1,300 professionals to our workforce in Canada.

Cornerstone Project Management Group Inc. ("Cornerstone")—In January 2003, we acquired this Halifax-based firm with revenues at the time of $2.8 million. Cornerstone's 25 professionals provided project management and consulting services to organizations in the government, healthcare and financial services sectors including Atlantic Blue Cross Care, Maritime Life, Brainworks International and the Province of Nova Scotia.

COGNICASE Inc. ("Cognicase")—In February 2003, we closed the acquisition of Cognicase for $329.4 million in a combination of $180.2 million in cash and 19,850,245 Class A subordinate shares of CGI. Cognicase was the second largest independent IT solutions provider in Canada with approximately 4,300 employees, an annualized revenue run-rate of approximately $500 million and a solid recurring revenue base. We began recognizing 90% of Cognicase on January 14, 2003, and started fully consolidating by February 25, 2003.

Other

In November 2002, we signed an agreement with a banking syndicate pertaining to two unsecured credit facilities. As part of the agreement, we secured a $265 million, three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. In addition, we now have access to a $150 million revolving credit facility for our operating activity and working capital needs. The credit facilities totaling $415 million were concluded with a banking syndicate comprised of the following: Canadian Imperial Bank of Commerce, Toronto-Dominion Bank and Caisse centrale Desjardins, as co-arrangers; as well as Caisse de dépôt et placement du Québec, Bank of Montreal, Royal Bank of Canada and United Overseas Bank Limited, as participants. Also, through a separate agreement with Bank of Montreal, we have access to a $25 million operating facility for cash management purposes.

In June 2003, we announced the successful addition of $100 million to our existing bank credit facilities. National Bank of Canada and Société Générale (Canada) each contributed $50 million. The additional $100 million follows the terms of the credit agreement announced in November 2002.

In July 2003, BCE Inc. ("BCE") and CGI announced that Bell Canada and CGI had extended their IS/IT outsourcing agreements. We renewed and expanded our commercial alliance, which designates Bell Canada as our preferred telecom services provider and added a new network management agreement. Additionally, BCE and CGI signed a new shareholders' agreement with respect to BCE's ownership in CGI. Among other details, the put and call options with the majority shareholders— Mr. Serge Godin, Mr. André Imbeau and Mr. Jean Brassard—were cancelled. Additionally, BCE converted all of its CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis and as at September 30, 2003, BCE owned 120,028,400 CGI Class A subordinate shares and held 29.86% of the total equity in CGI. BCE also holds two seats on our Board of Directors. The strengthening of our strategic alliance with BCE cleared the way for us to focus on our continuing growth.

In September 2003, we announced the appointment of Clarence J. Chandran as President, Business Process Services (BPS) and Chairman of the board, India operations. To continue to propel our growth in the BPS sector, we wanted to ensure that we had a leader exclusively dedicated to building this increasingly strategic area of our business.

On October 21, 2003, we announced that Nexxlink Technologies Inc. ("Nexxlink") was purchasing various CGI assets generating approximately $40 million in annual revenue. The transaction amounted to $21 million, broken down as follows: $10.5 million in cash, including a $4.5 million balance of sale with CGI, and a $10.5 million note convertible into 2.5 million shares of Nexxlink at a price of $4.20 per share. The note shall be automatically converted upon the approval by Nexxlink's shareholders who will vote on the matter at the Annual General and Special Meeting of Shareholders to be held on December 11, 2003. This transaction will give CGI a 32% equity interest in Nexxlink. As such, the net earnings, assets, liabilities and the net cash and cash equivalents provided by these operations plus other non-core operations that we are in the process of selling, are presented separately in the Consolidated Financial Statements.

PERFORMANCE OVERVIEW

Fiscal 2003 marked the 27th consecutive year of revenue growth for CGI. Revenue grew to $2,719.7 million, up from $2,169.6 million in fiscal 2002 and $1,560.4 million in fiscal 2001. Net earnings amounted to $177.4 million ($0.45 basic and diluted earnings per share), compared to net earnings of $135.8 million ($0.36 basic and diluted earnings per share) in fiscal 2002 and compared to net earnings before amortization of goodwill ("cash net earnings") of $89.9 million ($0.30 basic and diluted cash earnings per share) and net earnings of $62.8 million ($0.21 basic and diluted earnings per share) in fiscal 2001. The net margin (i.e. net earnings over revenue) improved to 6.5%, compared with 6.3% in 2002 and 4.0% in 2001.

The balance sheet as at September 30, 2003 included $83.5 million in cash and cash equivalents, $1,980.2 million of shareholders' equity and $268.0 million in long-term debt.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Revenue recognition

The IT services segment includes a full range of services in systems integration, consulting and outsourcing. The BPS segment provides end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services. Our revenue is principally derived from outsourcing contracts.

Revenue from IT outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, we bill clients prior to performing the service, resulting in deferred revenue, which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with clients in the context of systems integration and consulting services.

Revenue on fixed-price contracts related to systems integration and consulting services is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours of the contract. We use this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on our business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Occasionally, we sell software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from the sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Contract costs
Contract costs are incurred in the course of two to 10-year IT services and BPO contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:
　　a) Incentives granted to clients upon signature of long-term
　　　 outsourcing contracts
Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments or rebates awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the client, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.

Fixed assets acquired in connection with outsourcing contracts are capitalized to fixed assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of fixed assets acquired with outsourcing contracts are considered as an incentive granted to the client and are recorded and amortized as described above.
　　b) Transition costs incurred during the transition period
　　　 on long-term outsourcing contracts
These costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts.

Other intangibles and other long-term assets
Other intangibles and other long-term assets comprise the following:
　　a) Internal software
Internal software includes software acquired and/or developed for internal use. These software solutions are amortized over their estimated useful life.
　　b) Business solutions
Business solutions include commercial software solutions acquired through business acquisitions and costs incurred to develop commercial software solutions. These costs are capitalized only after technological feasibility is established. Business solutions are recorded at cost and amortized on a straight-line basis over their respective estimated useful life. Management regularly reviews business solutions for impairment.
　　c) Software licenses
Software licenses are purchased to fulfill our obligations under outsourcing contracts and are recorded at cost. These costs are amortized on a straight-line basis over the lesser of their estimated useful life or the related outsourcing contract term.
　　d) Customer relationships
Customer relationships relate to the fair value assigned to customer relationships in the context of a business acquisition and are amortized on a straight-line basis over their estimated life.
　　e) Other long-term assets
Other long-term assets are comprised of the long-term portion of a net investment in a direct financing lease taken by one of our joint ventures, as well as an investment in an entity subject to significant influence.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. On October 1, 2001, we adopted prospectively the new recommendations of the CICA Handbook Sections 1581, *Business Combinations*, and 3062, *Goodwill and Other Intangible Assets.* Accordingly, we discontinued the amortization of goodwill as at October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, we did not amortize the resulting goodwill, consistent with the transition recommendations of Section 1581.

Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

We perform the annual review of goodwill as at September 30 of each year. Based on the impairment tests performed as at September 30, 2002 and 2003, we concluded that no goodwill impairment charge was required. In addition, we performed a supplemental impairment test, following the decision to modify our management structure and, based on the results of this impairment test, we concluded that no goodwill impairment charge was required.

Impairment of long-lived assets other than goodwill and intangible assets with indefinite lives
We evaluate the carrying value of long-lived assets other than goodwill and intangible assets with indefinite lives on an ongoing basis. In order to determine whether an impairment exists, we consider the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. We do not have intangible assets with indefinite lives.

Deferred credits
Deferred credits principally comprise the unused portion of rebates granted to clients under the terms of certain long-term outsourcing contracts (see "Contract costs" described above).

Stock option plan
We have a stock option compensation plan which is described in Note 9 to the Consolidated Financial Statements. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

We apply the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services, and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees, as well as encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. We have chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 9 to the Consolidated Financial Statements.

Recent accounting changes
In 2003, the CICA issued Accounting Guideline 14, *Disclosure of Guarantees*, with the effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether the guarantor will have to make payments under the guarantees. See Note 20 to the Consolidated Financial Statements for disclosure of guarantees.

The CICA issued Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations*, which applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, *Discontinued Operations,* and Section 3061, *Property, Plant and Equipment*.

In November 2002 and May 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, *Revenue Arrangements with Multiple Deliverables.* EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance is effective for revenue arrangements entered into after June 15, 2003. The adoption of this new guidance had no significant impact on our Consolidated Financial Statements as we were already conforming to this guidance.

Future accounting changes
The CICA issued Accounting Guideline 13, *Hedging Relationships*, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

The CICA issued Handbook Section 3110, *Asset Retirement Obligations*. This new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

The CICA issued Handbook Section 3063, *Impairment of Long-lived Assets*, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, *Property, Plant and Equipment*.

We are currently evaluating the impact of the adoption of these new standards and guidance, and therefore we have not yet assessed their effect on our future Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

BOOKINGS AND BACKLOG

(IN '000 OF CANADIAN DOLLARS)	YEAR ENDED SEPTEMBER 30, **2003** $	YEAR ENDED SEPTEMBER 30, 2002 $	YEAR ENDED SEPTEMBER 30, 2001 $	**PERCENT CHANGE 2003/2002**	PERCENT CHANGE 2002/2001
Bookings	**4,018,500**	3,525,500	3,078,300	**14.0%**	14.5%
Backlog	**12,300,000**	10,400,000	9,300,000	**18.3%**	11.8%

As at September 30, 2003, our backlog of signed contracts for work that had yet to be delivered was $12.3 billion, with an average duration of 8.3 years. Our backlog, which provides good revenue visibility, represents new contract wins, extensions and renewals signed in fiscal 2003 of $4.0 billion, minus backlog consumption during the year. The outsourcing contracts extended with the BCE family in July 2003 represented $1.5 billion of our bookings in 2003 and are part of the backlog. Contract bookings included a 10-year, $1.75 billion contract win from Canada Post in 2002, and a 10-year, $1.2 billion contract win from Desjardins in 2001.

COMPARISON OF OPERATING RESULTS FOR FISCAL YEARS 2003, 2002 AND 2001

Revenue

(IN '000 OF CANADIAN DOLLARS)	YEAR ENDED SEPTEMBER 30, **2003**	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001
Revenue	**$2,719,695**	$2,169,613	$1,560,391
Growth over previous year	**25.4%**	39.0%	9.6%

Revenue increased 25.4% in 2003. Year-over-year organic growth of 6.5% was driven by new bookings from a combination of new client wins, notably with Canada Post, Purolator and Air Liquide, as well as contract renewals, extensions and add-on projects from existing clients. External revenue growth in 2003 was 19.9% and was primarily attributable to our acquisition of Cognicase in January 2003. Organic growth was lower in 2003 than in 2002 for several reasons, including the effect of the currency exchange rate on our US and foreign denominated revenue, which resulted in a 1.0% revenue decline versus 2002, as well as the decline in information technology spending and the uncertain economic environment. These conditions affected all of our principal markets, but were especially pronounced in the US.

Revenue mix

The revenue mix by contract type, geographic market and targeted vertical is as shown below:

	YEAR ENDED SEPTEMBER 30, **2003** %	YEAR ENDED SEPTEMBER 30, 2002 %	YEAR ENDED SEPTEMBER 30, 2001 %
By contract type			
Outsourcing	**73**	72	69
Systems integration and consulting ("SI&C")	**27**	28	31
By client based geography			
Canada	**78**	73	77
US	**17**	20	17
All other regions	**5**	7	6
By vertical			
Financial services	**42**	41	38
Telecommunications	**20**	25	33
Manufacturing, retail and distribution	**15**	15	15
Governments	**13**	15	12
Utilities and services	**8**	3	2
Healthcare	**2**	1	<1

Revenue derived from our long-term outsourcing contracts represented 73% of the total revenue in fiscal 2003, including approximately 53% from IT services and 20% from BPO services. Systems integration and consulting ("SI&C") projects represented 27% of our revenue. Despite the acquisition of Cognicase, which generated more revenue from shorter-term contracts, we were able to increase the proportion of long-term contracts with the acquisition of UAB, which provided longer-term BPO services, and by winning new outsourcing contracts in the year. Our targeted mix of revenue between outsourcing contracts and SI&C contracts is 75% and 25%, respectively.

The revenue mix based on our client's geography changed from last year, mainly as a result of the acquisitions of Cognicase, whose business concentrated on serving mostly Canadian clients, as well as UAB which served Canadian clients exclusively.

In fiscal 2003, we maintained the diversification of our revenue mix among the industry verticals that we target with our expertise. We have grown our presence in the utilities and services sector over the last year so that telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 25% in 2002 to 20% in 2003. The increase in proportional revenue derived from clients in the utilities and services sector primarily represents our growing business with Innovapost, our joint venture with Canada Post. Innovapost provides IT services to the Canada Post Group of companies, Canada's postal organization.

Our top 5 clients represented 33.4% of total revenue in 2003, compared with 34.6% last year. Combined revenue attributable to numerous contracts from the BCE family of companies decreased to 18.4% of our total revenue, compared to 23.2% in 2002. However, on an absolute dollar basis, there was essentially no change year-over-year.

Operating expenses, EBIT and interest

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	AS A PERCENTAGE OF TOTAL REVENUE 2003	AS A PERCENTAGE OF TOTAL REVENUE 2002	AS A PERCENTAGE OF TOTAL REVENUE 2001
(IN '000 OF CANADIAN DOLLARS EXCEPT PERCENTAGES)	$	$	$	%	%	%
Costs of services, selling, and administrative expenses	2,277,500	1,842,854	1,328,460	83.7	84.9	85.1
Research expenses	22,036	17,609	12,585	0.8	0.8	0.8
Depreciation and amortization expenses						
Fixed assets	44,112	28,303	29,185			
Contract costs related to transition costs	4,219	2,656	169			
Other intangibles and other long-term assets	73,530	46,046	26,368			
Total depreciation and amortization expenses	121,861	77,005	55,722	4.5	3.5	3.6
EBIT[1]	298,298	232,145	163,624	11.0	10.7	10.5
Interest on long-term debt	12,578	2,411	4,206	0.5	0.1	0.3

(1) Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations.

Our cost of services, selling and administrative expenses was $2,277.5 million in 2003 or 83.7% of revenue, which is 1.2% and 1.4% lower compared to 2002 and 2001, respectively. The decrease in cost of services, selling and administrative expenses is mostly due to the improved profitability in the US following the successful restructuring we had in 2002 and to tight expense controls applied across all of our business units, as well as the contribution from the acquisitions we made during the year. Research expenses were $22.0 million in 2003 or 0.8% of revenue, which is comparable with previous years on a percentage of revenue basis.

Total expenses for depreciation and amortization were $121.9 million, up $44.9 million compared to 2002.

As detailed in Note 10 to the Consolidated Financial Statements, in 2003, depreciation and amortization of fixed assets increased to $44.1 million, reflecting the growth in our purchase of fixed assets made through either direct purchases or business acquisitions, as well as the investments we made for leasehold improvements to our E-Commerce Place facilities in Montreal.

The amortization of other intangibles and other long-term assets increased to $73.5 million, up $27.5 million from last year. The most important increase was related to the amortization of the definite life intangible assets, comprised of customer relationships and business solutions which together increased by $12.4 million, resulting mainly from our acquisitions of Cognicase, UAB and INSpire.

Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations ("EBIT")
EBIT increased to $298.3 million in 2003 and EBIT margin (i.e. EBIT over revenue) improved to 11.0% for the year, compared to 10.7% in 2002 and 10.5% in 2001. The increase in EBIT versus 2002 is mostly attributable to the synergies of additional contracts, tight expense controls applied across all our business units and the contribution from acquisitions made during the year.

Interest

Interest on long-term debt increased to $12.6 million as a result of an increase in the average debt and the capital leases held during the year. In 2003, we issued debt to finance the acquisitions of UAB and Cognicase, as described in the section under "Significant developments in 2003". In fiscal 2002, interest expense was related mainly to the Libor advance debt of US$20 million. In fiscal 2001, this expense stemmed mainly from a loan contracted in the course of a large outsourcing contract as well as an acquisition.

Income taxes

Our effective income tax rate in 2003 was down to 39.4%, compared with 41.6% in 2002 and 44.5% in 2001. The decrease in our tax rate compared with last year reflects the reduction in the Canadian combined federal and provincial statutory tax rates and an improvement in the profitability of our US and UK subsidiaries.

Amortization of goodwill, net of income taxes

Effective October 1, 2001, we stopped recording goodwill amortization based on the new CICA Handbook recommendations, discussed in the section "Critical Accounting Policies" earlier in this MD&A. As such, current net earnings and earnings before amortization of goodwill ("cash net earnings") for periods before October 1, 2001, are equivalent. For purposes of clarity and ease of comparison, we compare net earnings to cash net earnings figures in year-over-year comparisons.

Net earnings and earnings per share

CGI's net earnings and basic and diluted earnings per share for fiscal 2003, 2002 and 2001 were as follows:

In fiscal 2003, earnings before amortization of goodwill and discontinued operations were $175.4 million in the year. They were up 29.2% over last year's comparable earnings before amortization of goodwill and discontinued operations. The net earnings from discontinued operations of $2.0 million for 2003 are comprised of the net earnings related to certain assets sold to Nexxlink, announced on October 21, 2003, representing approximately $40 million in revenue. Also included are the results of operations of some non-core activities that we are in the process of selling. In line with GAAP with respect to the disposal of long-lived assets and discontinued operations, our yearly revenue and net earnings were adjusted to present these results as net earnings from discontinued operations.

Net earnings in 2003 increased 30.6% to $177.4 million compared to 2002. Net earnings for 2002 were up 116.3% over comparable net earnings of 2001. The net earnings margin improved to 6.5% from 6.3% in 2002 and 4.0% in 2001. Basic and diluted earnings per share of $0.45 in fiscal 2003 were up from $0.36 in 2002 and up from basic and diluted earnings per share before amortization of goodwill of $0.21 and basic and diluted earnings per share of $0.30 in 2001. The increase in the weighted average number of Class A subordinate shares outstanding between 2003 and 2002 was a function of the shares issued for the acquisition of Cognicase in January 2003, while the increase between 2002 and 2001 was a function of the shares that were issued as part of the acquisition of IMRglobal Corp., in July 2001. The increase in net earnings and higher earnings per share between 2002 and 2001 partly reflects the fact that we stopped recording goodwill amortization at the end of fiscal 2001. The use of debt contributed to an increase in our earnings per share as it provided financial leverage from financing.

	YEAR ENDED SEPTEMBER 30, **2003**	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	CHANGE **2003/2002**	CHANGE 2002/2001
(IN '000 OF CANADIAN DOLLARS EXCEPT SHARE DATA)					
Earnings before amortization of goodwill and discontinued operations	**$175,397**	$135,799	$89,924	**29.2%**	51.0%
Earnings before amortization of goodwill and discontinued operations margin	**6.4%**	6.3%	5.8%		
Net earnings	**$177,366**	$135,799	$62,789	**30.6%**	116.3%
Net earnings margin	**6.5%**	6.3%	4.0%		
Weighted average number of Class A subordinate shares and Class B shares	**395,191,927**	377,349,472	299,500,350	**4.7%**	26.0%
Basic and diluted earnings per share before amortization of goodwill	**$0.45**	$0.36	$0.30	**$0.09**	$0.06
Basic and diluted earnings per share	**$0.45**	$0.36	$0.21	**$0.09**	$0.15

Pro forma net earnings

Under the Stock option plan, had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, our pro forma net earnings, basic and diluted earnings per share would have been $169.2 million, $0.43 and $0.43, respectively, for the 12-month period ended September 30, 2003.

Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

Under US GAAP, net earnings for fiscal 2003 would have been $173.3 million, and the basic and diluted earnings per share would have been $0.44. US GAAP and Canadian GAAP are becoming increasingly aligned.

Performance by lines of business

As discussed in an earlier section, we have two LOBs: IT services and BPS. We manage our operations, evaluate each LOB's performance and report segmented information according to this structure (see Note 16 to the Consolidated Financial Statements for the 12-month periods ended September 30, 2003, 2002 and 2001). We modified our management structure to reflect, firstly, the increasing proportion of business that we derive from BPO services coming from the acquisitions of Cognicase, UAB and INSpire and, secondly, the global delivery approach that we are taking in providing IT services to our clients. Our end-to-end IT outsourcing contracts are increasingly being delivered by a combination of business units that balance the clients' requirements for local delivery and sales support with the economies and expertise available from our global network of centers of expertise and technology centers. The delivery of these contracts crosses international borders and mixes and matches the best of CGI in delivering solutions to our clients.

(IN '000 OF CANADIAN DOLLARS)	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001
	$	$	$
Revenue			
IT services	2,232,335	1,839,108	1,310,610
BPS	554,461	388,031	288,229
Intersegment elimination	(67,101)	(57,526)	(38,448)
Total revenue	2,719,695	2,169,613	1,560,391
EBIT			
IT services	293,947	223,099	148,527
BPS	72,393	65,722	46,006
Corporate	(68,042)	(56,676)	(30,909)
Total EBIT	298,298	232,145	163,624

IT SERVICES

CGI's position as a leading end-to-end IT services provider in its markets, coupled with numerous strong client relationships and high client satisfaction ratings, fueled solid growth in 2003. Revenue was driven by a combination of IT and business process outsourcing and SI&C contract wins, renewals and add-on projects as well as acquisitions. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution.

In 2003, revenue derived from delivering IT services increased 21.4% from the previous year's revenue, driven primarily by the acquisition of Cognicase in January 2003 and the completion of the first full year of activities on our outsourcing contract with Canada Post. While acquisitions accounted for 15.1% of the year-over-year growth, growth from organic activities in constant dollars was 6.8% with foreign currency effect having a modest negative impact of 0.5%. The appreciation of the Canadian dollar against the US dollar was partially offset by the depreciation experienced in the year by the Canadian dollar against the British pound and the Euro. Our organic growth was reduced by $16.5 million as a result of some of our US clients being acquired or, in one case, being placed under court protection. In addition, we were impacted to a lesser extent by the continued softness in the US market and the weak demand for SI&C services. As well, our decision to wind down our operations in Portugal and Latin America last year also contributed to a lower organic growth factor. The impact of this decision was a $13.7 million reduction in our revenue. In Europe, the improvement in revenue was driven largely by growth in the UK, especially SI&C contract wins. As expected, revenue from operations in France was down, reflecting the local market conditions for SI&C.

With revenue increasing 21.4% over last year, EBIT grew by 31.8%, fueled partially by acquisitions and new outsourcing business as well as improvements in operations. A significant driver of this improvement was the full adoption of the CGI global business model within the US operations and adherence to CGI's standard management ratios. The US delivery units had previously been structured around industry vertical expertise. In late fiscal 2002, the integration of US operations was completed under a global operations structure and we restructured these units based on nine major metro markets. As well, our IT outsourcing business has grown in the US, leveraging our near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India. The revenue growth in the UK allowed this operation to leverage its infrastructure, therefore delivering improved margin performance. Operational improvements realized in France during 2003 also had a positive effect on margins.

BPS

Fiscal 2003 was a building year for our BPS LOB, following the acquisitions of INSpire and UAB in January 2003, and the subsequent creation of a new group called Insurance Business Services—a leading full-service provider of outsourced insurance services focused on providing end-to-end business process outsourcing services to the North American insurance industry, namely property and casualty and life insurance companies. This group currently serves every major insurance company in Canada and many providers in the US, and has a great opportunity to sell deeper into the client base and target many new opportunities. We are pleased with the breadth and depth of business process outsourcing services added in the last year and look forward to leveraging higher growth with our expertise in the future.

The business process outsourcing activities represented 20.4% of our total revenue in 2003 and reflected 42.9% year-over-year growth. The majority of this growth was driven by the acquisition of UAB, the assets from INSpire as well as the BPO operations acquired as part of the Cognicase transaction. These acquisitions accounted for 39.3% growth while the impact of the strengthening Canadian dollar compared to the US dollar reduced revenue by 2.3%. The organic growth in the BPS activities in constant dollars was 5.8%.

EBIT for the BPS LOB increased 10.2% from the previous year. As a certain time was required to effectively integrate our new insurance businesses, the net profitability of the acquired operations was at a level lower than that of the pre-existing operations. We expect the margins of these units to increase to the traditional levels for this business.

In addition, our profitability declined in the banking and investment sector following a client's decision to suspend IT investments as a result of the soft financial market in 2002. While the healthcare sector realized increased profitability for the year, the market softness in both the consulting and claims processing areas largely offset a one-time claim recovery received from a client early in the year. The majority of the improvement in the profitability from 2001 to 2002 reflected a full year of the banking and investment operations acquired in 2001 and included synergies and cost savings that were realized from the integration of these operations into the company.

LIQUIDITY AND CAPITAL RESOURCES

We finance the growth of our business through cash flows from operations combined with the issuance of debt, borrowing under our existing credit facilities and/or the issuance of equity. One of our primary financial goals is to maintain the optimal level of liquidity through the active management of our assets and liabilities as well as cash flows.

As at September 30, 2003, we held $83.5 million in cash and cash equivalents, a decrease of $20.7 million from September 30, 2002. Historically, the majority of our cash and cash equivalents have been provided by continuing operating activities. In 2003, cash provided by continuing operating activities was higher by $52.0 million compared to the previous fiscal year. This was offset by a higher level of cash used for continuing investing activities which, net of the cash provided by continuing financing activities, was $133.9 million higher than in 2002.

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001
(IN '000 OF CANADIAN DOLLARS)	$	$	$
Net cash provided by (used in):			
Continuing operating activities	229,459	177,447	174,002
Continuing investing activities	(462,279)	(215,603)	(157,751)
Continuing financing activities	205,670	92,894	(15,821)
Effect of rate changes on cash and cash equivalents of continuing operations	917	3,475	(3,763)
Net change in cash and cash equivalents of continuing operations	(26,233)	58,213	(3,333)
Net cash and cash equivalents provided by discontinued operations	5,521	–	–
Cash and cash equivalents, beginning of year	104,221	46,008	49,341
Cash and cash equivalents, end of year	83,509	104,221	46,008

The increase in cash flow from continuing operating activities was driven by higher net earnings from continuing operations achieved during fiscal 2003 of $39.6 million, and by the non-cash adjustments, such as the amortization and depreciation expenses which were significantly higher than in fiscal 2002. However, it was offset by the net change in non-cash working capital items, which was $69.3 million lower than last year. This was mostly explained by the working capital components related to the acquisitions made during the year, including Cognicase and UAB, which impacted the Consolidated Statements of Cash Flows the most. Even if the days of sales outstanding ("DSO"), as at September 30, 2003 remained unchanged from September 30, 2002, at 50 days, the increase in accounts receivable and work in progress net of the decrease in deferred revenue totaled $53.7 million. This demonstrates our ability to manage the increased business operations acquired from Cognicase and UAB and keep the DSO at the level prior to their acquisition. We calculate the DSO by subtracting the deferred revenue from accounts receivable, net of the tax credits receivable, and work in progress balances. The cash used from the accounts receivable can also be explained by tax credits recorded this year, for which the receivable was increased by approximately $60.4 million during the year. This was net of the payments received during the year of $43.0 million, which was based on the prior year's returns. The net amount of the tax credits recorded this year increased the accounts receivable, but did not affect the DSO.

Another reason for the draw down of the cash from the net change in non-cash working capital items was the cash used for the accounts payable and accrued liabilities. It was mainly related to the decrease of the provision for severance payments and costs to exit activities, which was recorded in the accounts payable and accrued liabilities when we acquired Cognicase, thus having no impact on the cash flow from continuing operating activities at that time. However, after the acquisition, when payments were issued for severance payments and exit costs, they were reflected as a use of cash by continuing operating activities. The decrease of this provision since January 13, 2003, the date of the acquisition, until September 30, 2003, was $27.2 million. As well, in the course of this acquisition, a provision was established in order to pay for estimated losses on fixed price contracts acquired through the purchase of Cognicase, which was drawn down during the year. Also, the payments from clients in advance of the work being performed were lower by $21.6 million compared with September 30, 2002. Deferred revenue may fluctuate from year to year depending on the timing of payments received from outsourcing clients. The negative impact on the cash balance of the items described above were offset by the increase in income taxes payable of $4.2 million, which is primarily explained by the difference in the amount of the installments paid during the year, which are based on the previous year's taxable income, compared to taxes that are accrued for this year based on actual increased taxable income. As such, this increased the liability for income taxes. Furthermore, the accrued compensation change had a positive impact of $22.0 million in the net change in non-cash working capital items.

Cash used in continuing investing activities was $462.3 million in 2003, an increase of $246.7 million compared to the prior fiscal year. The majority, or 50.4%, of the 2003 continuing investing activities was for business acquisitions. The purchase of fixed assets represented 13.2%, contract costs represented 6.3% and other intangibles and other long-term assets represented 32.2% of the total continuing investing activities. Our capital expenditures, including fixed assets, contract costs, other intangibles and other long-term assets, were 8.8% of revenue, compared to 8.3% of revenue in 2002. We believe this to be adequate to support our growing business and to meet contractual requirements.

Details of our business acquisitions can be found in Note 12 to the Consolidated Financial Statements. In fiscal 2003, we made two major acquisitions and three smaller niche acquisitions for a total cash consideration of $233.0 million. Cognicase, acquired on January 13, 2003, was purchased for $329.4 million, including $180.2 million in cash, $139.7 million through the issuance of shares and the balance was related to acquisition costs. UAB was purchased for $54.1 million, including a $53.0 million cash consideration and the remaining consisted of acquisition costs. The rest of the business acquisitions represented a cash investment of $12.9 million. In fiscal 2002, we completed five acquisitions of IT consulting firms for a total consideration of $19.9 million. We also invested $26.0 million for the start-up of our joint venture, Innovapost. In fiscal 2001, our investment of $86.4 million was used to acquire 10 companies, including IMRglobal Corp., Star Data Systems Inc., C.U. Processing Inc. and the outsourcing contract with Desjardins, as well as to enter into two joint venture agreements. The proceeds of the sale of subsidiaries, representing $0.5 million in 2003, corresponded to the sale of small-scale operations of Cognicase. The proceeds from the sale of these subsidiaries were lower than the cash held by these units at the time of their disposition, causing the proceeds to reflect a use of cash. In fiscal 2002, the proceeds from the sale of subsidiaries corresponded to the sale of the Japanese and Australian operations that had been acquired with IMRglobal Corp. in July 2001.

The purchase of fixed assets of $60.8 million increased by $37.4 million compared to 2002. The 2003 investment in fixed assets related mostly to leasehold improvements of $30.0 million, including approximately $19.8 million for the installation costs for the fit-up of the new offices at E-Commerce Place in Montreal. Additionally, during the first quarter, following the finalization of a contract signed with a subsidiary of Canada Post in the fourth quarter of 2002, we acquired the Tier 1 infrastructure assets of this subsidiary for a net value of $16.3 million. This contract is part of the larger IT outsourcing agreement signed in May 2002 with Canada Post.

Our investment in contract costs of $29.2 million decreased when compared to $62.0 million spent in the prior year. Included in this amount are approximately $9.0 million in incentives that were granted as part of outsourcing contracts announced during the year with clients such as Alcan, Air Liquide and League Data. Additionally, approximately $23.0 million represents the transition costs incurred with outsourcing clients in their transition period, such as Canada Post and one of its subsidiaries, as well as Alcan, League Data, Russell Investment Group and Air Liquide (most of these contracts were signed during the last fiscal year). Last year, the amount was comprised of transition costs and incentives for large outsourcing contracts signed, the most significant being Fireman's Fund Insurance Company (a subsidiary of Allianz AG of Munich) and Canada Post.

The investment in other intangibles and other long-term assets was $149.0 million in 2003, an increase of $54.4 million compared to last year. The details of what is included in this category are provided in the section "Critical Accounting Policies and Estimates." The most significant item was the purchase of certain assets of Canada Post by Innovapost, a joint venture for which we recognize a 49% ownership, representing $47.3 million. These assets were part of the original outsourcing agreement, are comprised of capitalized costs and software, and are related to the enterprise resource system used by Canada Post, which will initially be used by Canada Post and subsequently, also by other Canada Post companies. In the course of this transaction, Innovapost bought these assets and sold them back to Canada Post through a direct financing 50-month lease agreement. As at September 30, 2003, $25.4 million was included in the other intangibles and other long-term assets. In addition, an amount of $47.4 million was invested in new business solutions, with about half alloted to the development of solutions for our clients and the remaining for software being implemented for our internal use. We expect this software to serve our needs for a period of at least seven years. Finally, as per normal business with outsourcing clients, software licenses were acquired for an approximate value of $45.6 million in order to deliver IT outsourcing services.

Cash provided by continuing financing activities was $205.7 million in 2003, compared with $92.9 million during 2002. Continuing financing activities in 2003 included the signature, on November 12, 2002, of an agreement with a banking syndicate pertaining to two unsecured credit facilities. More details surrounding this agreement are provided in the "Significant Developments in 2003—Other" section. Under this agreement, CGI used an amount of $309.0 million to finance its activities, particularly to pay the cash portion of the acquisitions of Cognicase and UAB. At the end of fiscal 2003, we were able to reimburse $90.0 million of this long-term debt with the cash generated by continuing operating activities. The decrease of other long-term debt is comprised of a few items. First, as part of the acquisition of Cognicase, purchase price balances for acquisitions made by Cognicase

prior to January 13, 2003 were added to the long-term debt. These obligations will be disbursed over the period ending December 2006. As at September 30, 2003, an amount of $15.0 million remains outstanding, given that $27.5 million has been paid since January 13, 2003, and the remaining of the variance is comprised of interest and adjustments made to some of the balances. It also includes the reimbursement of the credit lines that were held by Cognicase and UAB at the acquisition dates. The balance of the amount reflects mostly the payment of capital leases. The decrease in the long-term debt was partially offset by the debt incurred by Innovapost to pay for certain Canada Post assets. In fiscal 2002, the cash provided by continuing financing activities came mainly from the issuance, in December 2001, of 11,110,000 Class A subordinate shares at $11.25 per share for net proceeds of $119.5 million. Partly offsetting the cash raised in this offering was the repayment of a US$20 million Libor debt advance in the fourth quarter of fiscal 2002 and payments of capital leases that we held. In fiscal 2001, the $65.0 million debt repayment was related to the reimbursement of outstanding long-term debt of companies acquired during this year, namely Star Data Systems Inc. and IMRglobal Corp. It was offset by $54.2 million of net proceeds from the issuance of 6.4 million shares, which had resulted from the exercise of preemptive rights by two majority shareholders of CGI, pursuant to the IMRglobal Corp. acquisition in July 2001.

Free cash flow

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001
(IN '000 OF CANADIAN DOLLARS)	$	$	$
Cash provided by continuing operating activities	229,459	177,447	174,002
Cash used for purchase of fixed assets	60,843	23,465	21,594
Free cash flow [1]	168,616	153,982	152,408

(1) We define free cash flow, which is a non-GAAP measure, as cash provided by continuing operating activities less the purchase of fixed assets.

Free cash flow, which we define as cash provided by continuing operating activities less the purchase of fixed assets, was $168.6 million in 2003 compared to $154.0 million in 2002 and $152.4 million in 2001. As we have stated in the past, our cash flow may vary from quarter to quarter depending on large outsourcing contract wins or acquisitions, the timing of tax credits received and the timing of large clients' payables for their outsourcing contracts, among other things. The increase in free cash flow this year compared to last year is mostly due to an increase in the cash provided by continuing operating activities that was partially offset by the increase in capital expenditures. The purchase of fixed assets is detailed above.

Management's Discussion and Analysis of Financial Position and Results of Operations

CAPITAL STRUCTURE

	2003	2002	2001
(IN '000 OF CANADIAN DOLLARS)	$	$	$
Long-term debt, including current portion	267,986	8,500	40,280
Shareholders' equity	1,980,210	1,779,615	1,503,114
Long-term debt to equity ratio	0.14:1	0.00:1	0.03:1
Total market capitalization as of September 30	3,139,688	2,303,235	3,328,884
Long-term debt to market capitalization ratio	8.5%	<1%	1.2%

The long-term debt increased this year following the acquisitions of Cognicase and UAB, to which most of the debt issuance was related. Also included in the long-term debt are the purchase price balances of acquisitions accrued by Cognicase prior to January 13, 2003, and for which the unpaid balance as at September 30, 2003, was $15.0 million. Finally, it includes debt of $18.9 million incurred by Innovapost to pay for certain assets acquired from Canada Post. The shareholders' equity increased mainly due to the issuance of shares during the year and to the net earnings achieved in the year, which amounted to $177.4 million. The capital stock increased with the exercise of $7.9 million of options during the year, but mostly reflects

the $139.7 million paid through the issuance of 19.9 million Class A subordinate shares in January 2003 to pay for the Cognicase acquisition. An additional 113,154 shares were issued to pay for the other smaller acquisitions made during the year. However, the total increase in shareholders' equity was partially offset by the change in the foreign currency translation adjustment of $123.8 million, due to the depreciation by 15.1% of the US dollar versus the Canadian dollar between September 30, 2002 and September 30, 2003. We translate the assets denominated in foreign currencies using the year-end exchange rates.

The total value of market capitalization increased by 36.3% as a result of a 5.6% increase in outstanding shares year-over-year, and a 29.1% increase in the closing share price on September 30, 2003, versus September 30, 2002.

The long-term debt to equity and the long-term debt to market capitalization ratios both increased during the year as a function of the debt that we issued to pay for the acquisitions of Cognicase and UAB. Most of the acquisitions we made since 2001, including IMRglobal Corp. and Star Data Systems Inc., were financed mainly through the issuance of shares. Since then, to increase the earnings per share value for our shareholders, we have decided to minimize the dilution effect and we use more debt as a leverage tool.

CAPITAL RESOURCES

	TOTAL COMMITMENT [1]	AVAILABLE AT SEPTEMBER 30, 2003	OUTSTANDING AT SEPTEMBER 30, 2003 [2]	AVAILABLE AT SEPTEMBER 30, 2002	OUTSTANDING AT SEPTEMBER 30, 2002 [2]
(IN '000 OF CANADIAN DOLLARS)	$	$	$	$	$
Unsecured syndicated credit facilities	515,000	285,500	229,500	222,796	2,204
Lines of credit (Bank of Montreal)	25,000	25,000	0	23,342	1,658
Other	2,700	2,700	0	2,971	0

(1) Excluding any existing credit facility for non-majority owned entities.
(2) Includes Drawn Letters of Credit.

As at September 30, 2003, cash and cash equivalents were $83.5 million and the total credit facility available amounted to $313.2 million. Cash equivalents typically include commercial paper and term deposits as well as banker's acceptances and bearer deposit notes issued by major Canadian banks.

Under a new credit agreement structured during the year, we have access to a $186 million revolving credit facility for our operating activity and working capital needs, and a $329 million three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. We also have access to a $25 million uncommitted operating facility for cash management purposes. The $186 million revolving credit facility, at the option of the lenders, can be renewed on an annual basis for an additional year. Otherwise, we have the option of locking the balance

outstanding on this credit facility into a two-year term loan. The bank credit facility contains certain covenants, which requires us to maintain certain financial ratios. As at September 30, 2003, and September 30, 2002, we met these ratios.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current structure if we felt it was beneficial to the Company. We believe that our balance sheet, cash position and bank lines are sufficient. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities.

Management's Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

COMMITMENT TYPES	TOTAL MINIMAL LEASE PAYMENTS DUE UNTIL 2008
(IN '000 OF CANADIAN DOLLARS)	$
Operating leases	
Rental of office space	428,653
Computer equipment	151,705
Long-term service agreements	54,131
Included in long-term debt	
Long-term debt repayments	257,879
Capital lease payments	12,252

We are committed under the term of operating leases with various expiration dates, primarily for rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,202.6 million. Of this, rental of office space represents $996.0 million, computer equipment represents $152.5 million and long-term service agreements represent $54.1 million. Total operating leases have increased by $312.5 million compared to those at the end of the last fiscal year, primarily reflecting an increase in the commitments related to the rental of premises of $253.5 million. These increases are in line with the growth of our business, primarily reflecting commitments acquired with Cognicase and UAB during the year. For one building lease we assumed from Cognicase, there is a commitment representing $58.8 million, which is now included in our commitments. Also, our 20-year lease commitment at E-Commerce Place in Montreal has grown by $60.5 million, as a result of an increase in the space that we occupy. Finally, as part of the reorganization of our offices in the Greater Toronto area, a new lease has been signed during the last fiscal year and the commitment represents $68.0 million.

Computer equipment leases are related to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements in particular, clients agree to take back the computer equipment in the case of early contract termination.

The long-term debt principal repayments are described in Note 8 to the Consolidated Financial Statements.

The capital lease payments are mainly comprised of contracts for the lease of computer equipment, with terms from one to five years, along with the capital lease contracts that were acquired with Cognicase and UAB. We do not normally enter into capital lease contracts for computer equipment.

We do not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.

In fiscal 2004, considering the needs for reinvestment in our operations and the size of the investment projects, we do not expect to pay a dividend. In the future, we will evaluate annually whether or not to pay a dividend and this is subject to regular review by our Board of Directors.

RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties would affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment:

The competition for contracts — We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help us ensure that our employees consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI's high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the six economic sectors we target, and this helps enhance our competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

Difficulties in executing our acquisition strategy — A significant part of our growth strategy is dependent on our ability to continue acquiring niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

The long sales cycle for major outsourcing contracts — The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact our operating results. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Business mix variations—The revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals— The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are considered to be a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired more than 50 companies since our inception. Our disciplined approach to management, largely based on our ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2003, the vast majority of our operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in six targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk — If measures announced in the June 12, 2003 Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

OUTLOOK

Our growth strategy is driven by a balanced mix of organic growth through smaller contracts and project wins, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

We will continue to leverage our competitive differentiators in order to secure new IT and BPO contracts. Additionally, we are active in reviewing potential acquisition candidates to increase our critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. We believe that there are many acquisition opportunities available, but are committed to certain financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand, we anticipate revenue and earnings per share to grow between 8% and 17% for fiscal 2004. This guidance is based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

FORWARD-LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Management's and Auditors' Reports

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of the Company is responsible for the preparation and integrity of the consolidated financial statements, the Management's Discussion and Analysis ("MD&A") and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Financial and operating data elsewhere in this Annual Report are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management developed and continues to maintain systems of internal controls reinforced by the Company's standards of conduct and ethics set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The internal control systems and financial records are subject to review by the independent auditors, Samson Bélair Deloitte & Touche, Chartered Accountants, whose report follows. They were appointed as independent auditors by a vote of the Company's shareholders to audit the consolidated financial statements. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company's disclosure controls and procedures.

The Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meets regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors for inclusion in this Annual Report.

(Signed)   (Signed)

SERGE GODIN   **ANDRÉ IMBEAU**
Chairman and   Executive Vice-President and
Chief Executive Officer   Chief Financial Officer

November 10, 2003

AUDITORS' REPORT

To the Shareholders of CGI Group Inc.

We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed)
Samson Bélair
Deloitte & Touche
CHARTERED ACCOUNTANTS

Montreal, Quebec
November 10, 2003

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED SEPTEMBER 30 — (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

	2003	2002	2001
	$	$	$
Revenue	**2,719,695**	2,169,613	1,560,391
Operating expenses			
Costs of services, selling and administrative expenses	**2,277,500**	1,842,854	1,328,460
Research expenses	**22,036**	17,609	12,585
Depreciation and amortization expenses (Note 10)	**121,861**	77,005	55,722
	2,421,397	1,937,468	1,396,767
Earnings before the following items:	**298,298**	232,145	163,624
Interest			
Long-term debt	**12,578**	2,411	4,206
Other	**(3,091)**	(2,833)	(2,664)
	9,487	(422)	1,542
Earnings before income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations	**288,811**	232,567	162,082
Income taxes (Note 11)	**113,709**	96,768	72,165
Earnings before entity subject to significant influence, amortization of goodwill and discontinued operations	**175,102**	135,799	89,917
Entity subject to significant influence	**295**	–	7
Earnings before amortization of goodwill and discontinued operations	**175,397**	135,799	89,924
Amortization of goodwill, net of income taxes (Note 2)	**–**	–	27,135
Net earnings from continuing operations	**175,397**	135,799	62,789
Net earnings from discontinued operations (Note 13)	**1,969**	–	–
Net earnings	**177,366**	135,799	62,789
Weighted-average number outstanding Class A subordinate shares and Class B shares	**395,191,927**	377,349,472	299,500,350
Basic and diluted earnings per share before amortization of goodwill			
Continuing operations	**0.44**	0.36	0.30
Discontinued operations	**0.01**	–	–
	0.45	0.36	0.30
Basic and diluted earnings per share			
Continuing operations	**0.44**	0.36	0.21
Discontinued operations	**0.01**	–	–
	0.45	0.36	0.21

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED SEPTEMBER 30 — (IN THOUSANDS OF CANADIAN DOLLARS)

	2003	2002	2001
	$	$	$
Retained earnings, beginning of year	**377,944**	245,945	183,156
Net earnings	**177,366**	135,799	62,789
Share issue costs, net of income taxes (Note 9)	**–**	(3,800)	–
Retained earnings, end of year	**555,310**	377,944	245,945

See Notes to the Consolidated Financial Statements.

Financial Statements

CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30 — (IN THOUSANDS OF CANADIAN DOLLARS)

	2003	2002
	$	$
Assets		
Current assets		
Cash and cash equivalents	**83,509**	104,221
Accounts receivable (Note 3)	**439,535**	301,269
Work in progress	**122,737**	98,904
Prepaid expenses and other current assets	**78,183**	53,115
Future income taxes (Note 11)	**34,237**	12,567
Assets of businesses held for sale (Note 13)	**41,014**	–
	799,215	570,076
Fixed assets (Note 4)	**144,941**	103,539
Contract costs (Note 5)	**256,320**	264,349
Other intangibles and other long-term assets (Note 6)	**392,069**	206,493
Future income taxes (Note 11)	**22,764**	28,661
Goodwill (Note 7)	**1,382,548**	1,133,852
	2,997,857	2,306,970
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**316,166**	171,352
Accrued compensation	**110,398**	93,806
Deferred revenue	**70,300**	61,027
Income taxes	**19,165**	11,206
Future income taxes (Note 11)	**47,003**	26,301
Current portion of long-term debt (Note 8)	**20,555**	4,172
Liabilities of businesses held for sale (Note 13)	**16,316**	–
	599,903	367,864
Future income taxes (Note 11)	**140,571**	93,696
Long-term debt (Note 8)	**247,431**	4,328
Deferred credits and other long-term liabilities	**29,742**	61,467
	1,017,647	527,355
Commitments and contingencies (Note 19)		
Shareholders' equity		
Capital stock (Note 9)	**1,480,631**	1,332,621
Contributed surplus	**5,870**	3,652
Warrants and stock options (Note 9)	**27,901**	31,132
Retained earnings	**555,310**	377,944
Foreign currency translation adjustment	**(89,502)**	34,266
	1,980,210	1,779,615
	2,997,857	2,306,970

See Notes to the Consolidated Financial Statements.

Approved by the Board

(Signed)
Serge Godin

Director

(Signed)
André Imbeau

Director

Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED SEPTEMBER 30 — (IN THOUSANDS OF CANADIAN DOLLARS)

	2003	2002	2001
	$	$	$
Operating activities			
Net earnings from continuing operations	175,397	135,799	62,789
Adjustments for:			
Depreciation and amortization expenses	149,650	100,564	65,996
Amortization of goodwill	–	–	28,586
Deferred credits and other long-term liabilities	(30,174)	(50,021)	(14,442)
Future income taxes	47,962	35,602	32,589
Foreign exchange loss	1,914	1,240	4,213
Entity subject to significant influence	(295)	–	(7)
Net change in non-cash working capital items (Note 15)	(114,995)	(45,737)	(5,722)
Cash provided by continuing operating activities	229,459	177,447	174,002
Investing activities			
Business acquisitions (net of cash acquired) (Note 12)	(233,038)	(19,866)	(86,393)
Proceeds from sale of subsidiaries (Note 12)	(474)	10,365	–
Investment in a joint venture (Note 12)	–	(26,000)	–
Purchase of fixed assets	(60,843)	(23,465)	(21,594)
Proceeds from sale of fixed assets	–	–	1,270
Contract costs	(29,211)	(61,987)	(8,021)
Increase in other intangibles and other long-term assets	(149,034)	(94,650)	(43,013)
Decrease in other intangibles and other long-term assets	10,321	–	–
Cash used for continuing investing activities	(462,279)	(215,603)	(157,751)
Financing activities			
Net variation in credit facility	219,000	(25,000)	(5,000)
Decrease of other long-term debt	(19,781)	(8,342)	(65,027)
Issuance of shares (Note 9)	6,451	131,736	54,206
Share issue costs (Note 9)	–	(5,500)	–
Cash provided by (used for) continuing financing activities	205,670	92,894	(15,821)
Effect of rate changes on cash and cash equivalents of continuing operations	917	3,475	(3,763)
Net (decrease) increase in cash and cash equivalents of continuing operations	(26,233)	58,213	(3,333)
Net cash and cash equivalents provided by discontinued operations (Note 13)	5,521	–	–
Cash and cash equivalents, beginning of year	104,221	46,008	49,341
Cash and cash equivalents, end of year	83,509	104,221	46,008

Supplementary cash flow information (Note 15)
See Notes to the Consolidated Financial Statements.

NOTE 1: DESCRIPTION OF BUSINESS

CGI Group Inc. (the "Company" or "CGI"), directly or through its subsidiaries, provides end-to-end Information Technology ("IT") services and Business Process Services ("BPS"). The Company's primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 22.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2003.

Use of estimates

The preparation of the Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Principles of consolidation

The financial statements of entities controlled by the Company are consolidated; entities jointly controlled by the Company, referred to as joint ventures, are accounted for using the proportionate consolidation method; the associated company, which the Company has the ability to significantly influence, is accounted for using the equity method.

Revenue recognition

The Company provides two lines of services. The IT services include a full range of services in systems integration, consulting and outsourcing. The BPS provide end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services. The Company's revenue is principally derived from outsourcing contracts.

Revenue from IT outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills clients prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with clients in the context of systems integration and consulting services.

Revenue on fixed-price contracts related to systems integration and consulting services is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company's business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from the sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product.

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Cash and cash equivalents

Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Fixed assets

Fixed assets are recorded at cost and are depreciated and amortized over their estimated useful lives, using principally the straight-line method. The annual depreciation and amortization periods by fixed asset category are as follows:

Buildings	10 to 40 years
Leasehold improvements	Term of lease plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

Contract costs

Contract costs are incurred in the course of two to 10-year IT services and business process outsourcing contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

a) Incentives granted to clients upon signature of long-term outsourcing contracts

Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or rebates awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the client, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.

Fixed assets acquired in connection with outsourcing contracts are capitalized to fixed assets and amortized, consistent with the depreciation policies described previously. The excess of the amount paid over the fair value of fixed assets acquired in connection with outsourcing contracts are considered as an incentive granted to the client and are recorded and amortized as described in the preceding paragraph.

b) Transition costs incurred during the transition period of long-term outsourcing contracts

These costs consist of expenses associated with installation of systems and processes incurred after the award of outsourcing contracts.

Other intangibles and other long-term assets

Other intangibles and other long-term assets comprise the following:

– Internal software

Internal software includes software acquired and developed for internal use. This software is amortized over its estimated useful life.

– Business solutions

Business solutions include commercial software solutions acquired through business acquisitions and costs incurred to develop commercial software solutions. These costs are capitalized only after technological feasibility is established. Business solutions are recorded at cost and amortized on a straight-line basis over their respective estimated useful life. Management regularly reviews business solutions for impairment.

– Software licences

Software licences are purchased to fulfill the Company's obligations under outsourcing contracts and are recorded at cost. These costs are amortized on a straight-line basis over the lesser of their estimated useful life or the related outsourcing contract term.

– Customer relationships

Customer relationships relate to the fair value assigned to customer relationships in the context of a business acquisition and are amortized on a straight-line basis over their estimated life.

– Other long-term assets

Other long-term assets are comprised of the long-term portion of a net investment in a direct financing lease taken by one of the Company's joint ventures, as well as an investment in an entity subject to significant influence.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. On October 1, 2001, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, *Business Combinations*, and 3062, *Goodwill and Other Intangible Assets.* Accordingly, the Company discontinued the amortization of goodwill as of October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, the Company did not amortize the resulting goodwill, consistent with transition recommendations of Section 1581.

Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

The Company performs its annual review of goodwill as of September 30 of each year. Based on the impairment tests performed as of September 30, 2002 and 2003, the Company concluded that no goodwill impairment charge was required. In addition, the Company performed a supplemental impairment test following its decision to modify its management structure and, based on the results of this impairment test, the Company concluded that no goodwill impairment charge was required.

Impairment of long-lived assets other than goodwill and intangible assets with indefinite lives

The Company evaluates the carrying value of its long-lived assets other than goodwill and intangible assets with indefinite lives on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. The Company does not have intangible assets with indefinite lives.

Deferred credits

Deferred credits principally comprise the unused portion of rebates granted by the Company to clients under the terms of certain long-term outsourcing contracts (see "Contract costs" described above).

Stock option plan

The Company has a stock option compensation plan which is described in Note 9. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

The Company applies the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services, and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees, as well as encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 9.

Research expenses

Research expenses are charged to earnings in the year they are incurred, net of related investment tax credits.

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates from the date of enactment or substantive enactment.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

Translation of foreign currencies

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries and joint ventures whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries and joint ventures denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders' equity. As a result of differences in the translation of the financial statements of foreign subsidiaries and joint ventures, the foreign currency translation adjustment decreased by $123,768,000 in 2003 and increased by $10,505,000 and $21,634,000 in 2002 and 2001, respectively. These variations resulted principally from translating US dollars denominated goodwill.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

Prior to October 1, 2001, the Company used the current-rate method to account for all its subsidiaries and joint ventures except for its Japanese, Australian, South American and United Kingdom ("UK") subsidiaries, which were translated using the temporal method. On October 1, 2001, the Company reclassified, for foreign currency translation purposes, its subsidiary located in the UK from integrated to self-sustaining operations as a result of changes in facts and circumstances. During 2001, the UK subsidiary signed large contracts allowing it to generate cash flows independently. Prior to 2001, the UK subsidiary generated minimal local cash flows from operations. In addition, as a result of the acquisition of IMRglobal Corp. ("IMRglobal" or "IMR"), completed in July 2001 (see Note 12), CGI acquired a second subsidiary in the UK. This contributed to additional, more significant revenue streams for the UK operations. As a result of this reclassification, applied on a prospective basis, the foreign currency translation component of shareholders' equity increased by approximately $1,400,000.

Recent accounting changes

In 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees, with the effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether the guarantor will have to make payments under the guarantees. See Note 20 for disclosure of guarantees.

The CICA issued Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations*, which applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, *Discontinued Operations* and Section 3061, *Property, Plant and Equipment*.

In November 2002 and May 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance is effective for revenue arrangements entered into after June 15, 2003. The adoption of this new guidance had no significant impact on the Consolidated Financial Statements as the Company was already conforming to this guidance.

Future accounting changes

The CICA issued Accounting Guideline 13, *Hedging Relationships*, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

The CICA issued Handbook Section 3110, *Asset Retirement Obligations*. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

The CICA issued Handbook Section 3063, *Impairment of Long-lived Assets*, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing impairment of long-lived assets. It replaces the write-down provisions in Section 3061, *Property, Plant and Equipment*.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The Company is currently evaluating the impact of the adoption of these new standards and guidance, and therefore has not yet assessed their effect on the Company's Consolidated Financial Statements.

NOTE 3: ACCOUNTS RECEIVABLE

	2003	2002
	$	$
Trade	**301,430**	229,583
Other [1]	**138,105**	71,686
	439,535	301,269

(1) Other accounts receivable, as at September 30, 2003 and 2002 include refundable tax credits on salaries, related to the E-Commerce Place, Multimedia City, SR&ED and other tax credits programs of approximately $104,875,000 and $44,524,000 respectively. Of these amounts, $69,052,000, $47,979,000 and $24,763,000 were recorded as a reduction of salary expense comprised in costs of services, selling and administrative expenses in the consolidated statements of earnings for 2003, 2002 and 2001, respectively.

The Company is defined as an eligible company and operates "eligible activities" under the terms of various Quebec government tax credits programs on salaries for eligible employees located mainly in the E-Commerce Place and in the Multimedia City.

These refundable tax credits on salaries carry certain conditions. Furthermore, the Company must, annually, obtain an eligibility certificate from the Quebec government. These credits are calculated at rates of 35% to 40% on salaries paid in Quebec, to a maximum of $12,500 to $15,000 per year per eligible employee. Should the Company fail to meet its obligations defined under the current tax credits on salaries programs, any tax credits received would have to be refunded to the Quebec government. Any refund made by the Company would be charged to earnings in the corresponding period. No liability has been recorded related to any reimbursement clause as of September 30, 2003.

NOTE 4: FIXED ASSETS

			2003
	COST	**ACCUMULATED DEPRECIATION AND AMORTIZATION**	**NET BOOK VALUE**
	$	**$**	**$**
Land	**3,248**	**–**	**3,248**
Buildings	**22,446**	**840**	**21,606**
Leasehold improvements	**82,077**	**18,333**	**63,744**
Furniture and fixtures	**38,241**	**19,323**	**18,918**
Computer equipment	**119,802**	**82,377**	**37,425**
	265,814	**120,873**	**144,941**

			2002
	COST	ACCUMULATED DEPRECIATION AND AMORTIZATION	NET BOOK VALUE
	$	$	$
Land	4,102	–	4,102
Buildings	24,724	761	23,963
Leasehold improvements	45,766	14,186	31,580
Furniture and fixtures	40,157	22,131	18,026
Computer equipment	120,854	94,986	25,868
	235,603	132,064	103,539

Fixed assets include assets acquired under capital leases totaling $4,372,000 (2002 — $9,434,000), net of accumulated depreciation and amortization of $3,927,000 (2002 — $22,209,000).

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 5: CONTRACT COSTS

			2003
	COST	**ACCUMULATED AMORTIZATION**	**NET BOOK VALUE**
	$	**$**	**$**
Incentives	**284,879**	**64,884**	**219,995**
Transition costs	**44,966**	**8,641**	**36,325**
	329,845	**73,525**	**256,320**

			2002
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Incentives	285,321	38,728	246,593
Transition costs	22,196	4,440	17,756
	307,517	43,168	264,349

Amortization expense of contract costs is presented as follows in the consolidated statements of earnings (see Note 2):

	2003	2002	2001
	$	$	$
Incentives (presented as reduction of revenue)	**27,789**	23,559	10,274
Transition costs	**4,219**	2,656	169
	32,008	26,215	10,443

NOTE 6: OTHER INTANGIBLES AND OTHER LONG-TERM ASSETS

			2003
	COST	**ACCUMULATED AMORTIZATION**	**NET BOOK VALUE**
	$	**$**	**$**
Internal software	**72,800**	**19,642**	**53,158**
Business solutions	**146,921**	**38,916**	**108,005**
Software licenses	**116,887**	**55,378**	**61,509**
Customer relationships	**165,527**	**26,415**	**139,112**
Other intangibles	**502,135**	**140,351**	**361,784**
Financing lease (Note 14)			**25,413**
Investment in an entity subject to significant influence			**4,872**
Other long-term assets			**30,285**
Total other intangibles and other long-term assets			**392,069**

			2002
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal software	52,998	15,423	37,575
Business solutions	94,406	25,535	68,871
Software licenses	93,716	53,404	40,312
Customer relationships	72,591	12,856	59,735
Total other intangibles and other long-term assets	313,711	107,218	206,493

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 6: OTHER INTANGIBLES AND OTHER LONG-TERM ASSETS (CONT'D)

Amortization expense of other intangibles is presented as follows in the consolidated statements of earnings:

	2003	2002	2001
	$	$	$
Internal software	**12,048**	9,350	3,351
Business solutions	**15,508**	14,501	4,879
Software licenses	**28,521**	16,988	15,638
Customer relationships	**17,453**	5,207	2,500
	73,530	46,046	26,368

NOTE 7: GOODWILL

The changes in the book value of goodwill are as follows:

			2003
	IT SERVICES	**BPS**	**TOTAL**
	$	**$**	**$**
Balance, beginning of year	**850,801**	**283,051**	**1,133,852**
Acquisitions	**289,633**	**74,317**	**363,950**
Purchase price adjustments	**(332)**	**(2,916)**	**(3,248)**
Disposal of subsidiaries	**(140)**	**–**	**(140)**
Goodwill related to businesses held for sale	**(11,264)**	**–**	**(11,264)**
Foreign currency translation adjustment	**(72,595)**	**(28,007)**	**(100,602)**
Balance, end of year	**1,056,103**	**326,445**	**1,382,548**

			2002
	IT SERVICES	BPS	TOTAL
	$	$	$
Balance, beginning of year	838,138	280,825	1,118,963
Acquisitions	19,499	3,550	23,049
Purchase price adjustments	(6,345)	(2,470)	(8,815)
Disposal of subsidiaries	(8,037)	–	(8,037)
Foreign currency translation adjustment	7,546	1,146	8,692
Balance, end of year	850,801	283,051	1,133,852

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 8: LONG-TERM DEBT

	2003	2002
	$	$
Unsecured committed revolving term facility bearing interest at the bankers' acceptance rate plus 1.25%, maturing in 2006 [1]	219,000	–
Balances of purchase price related to business acquisitions, non-interest bearing, repayable by various instalments through 2006. These balances were recorded at their discounted value using a 7% interest rate	14,966	–
Obligations under capital leases, bearing interest at rates varying from 2.9% to 13.38% and repayable by blended monthly instalments maturing at various dates until 2008	11,269	8,500
Other loans bearing interest at various rates, repayable through 2006	1,368	–
Share of joint venture's long-term debt		
Secured term loan repayable by blended monthly payments of $540,249, maturing in 2007 [2]	18,933	–
Redeemable preferred shares [3]	2,450	–
	267,986	8,500
Current portion	20,555	4,172
	247,431	4,328

(1) An additional amount of $285,550,000 is available under the terms of the unsecured committed revolving credit facilities. In addition to these revolving credit facilities, the Company has available lines of credit totaling $27,700,000, of which an amount of $10,450,000 has been drawn, as at September 30, 2003, to cover various letters of credit issued for contracts with major outsourcing and systems integration clients. The credit facilities include covenants which require the Company to maintain certain financial ratios. As of September 30, 2003, these financial ratios were met.

(2) As at year-end, one of the Company's joint ventures, which is owned at 49%, entered into a $38,639,068 term loan to finance its operations, repayable by blended monthly payments of $1,102,548, maturing in December 2006. As part of the credit agreement entered into during the year, the joint venture has an unsecured $10,000,000 operating credit facility for its working capital, to be renewed after 364 days. As of September 30, 2003, there is no amount outstanding on this facility.

(3) The same joint venture entered into a subscription agreement for the issuance of 10,000,000 redeemable preferred shares at the option of the holder under certain conditions. These preferred shares are non-voting and are not entitled to receive dividends. Upon liquidation, dissolution, winding-up of the joint venture (voluntary or involuntary), holders of the preferred shares are entitled to receive for each share, in preference and priority to any distribution of the assets of the joint venture to the common shareholders, an amount equal to:
(a) $1.00 (issue price) per share plus 4.20% of the issue price, compounded annually; and
(b) an amount otherwise agreed to from time to time in writing from the joint venture.

Principal repayments on long-term debt over the next four years are as follows:

	$
2004	13,570
2005	11,802
2006	230,269
2007	1,076

Minimum capital lease payments are as follows:

	PAYMENT	INTEREST	PRINCIPAL
	$	$	$
2004	7,632	647	6,985
2005	2,959	227	2,732
2006	1,152	86	1,066
2007	378	18	360
2008	131	5	126
Total minimum capital lease payments	12,252	983	11,269

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 9: CAPITAL STOCK, STOCK OPTIONS AND WARRANTS

A) Capital stock

Authorized, in an unlimited number without par value:

- First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;
- Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;
- Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;
- Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2003, 2002 and 2001, the Class A subordinate shares and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES	
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$
Balance, September 30, 2000	240,755,667	490,645	34,846,526	1,162
Issued for cash	–	–	5,953,248	53,043
Issued as consideration for business acquisitions (Note 12)	85,835,178	651,010	–	–
Options exercised	441,872	2,236	–	–
Balance, September 30, 2001	327,032,717	1,143,891	40,799,774	54,205
Issued for cash [1]	11,110,000	124,988	–	–
Issued as consideration for business acquisitions (Note 12)	210,739	2,261	–	–
Options exercised	1,546,801	7,276	–	–
Balance, September 30, 2002	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 12)	19,963,399	140,546	–	–
Conversion [2]	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	1,345,241	7,464	–	–
Balance, September 30, 2003	**368,236,503**	**1,435,763**	**33,772,168**	**44,868**

(1) On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,988,000 before share issue costs of $3,800,000 (net of income tax recoveries of $1,700,000).

(2) As part of the agreement of July 24, 2003, entered into by the Majority Shareholders and BCE, 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.

B) Stock options

Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate share on the Toronto Stock Exchange ("TSX") on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death. As at September 30, 2003, 33,625,043 Class A subordinate shares have been reserved for issuance under the Stock option plan.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

The following outlines the impact and assumptions used had the Company determined compensation cost for the Company's stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

			YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002
	CONTINUING OPERATIONS	DISCONTINUED OPERATIONS	TOTAL	TOTAL
	$	$	$	$
Net earnings	**175,397**	**1,969**	**177,366**	135,799
Adjustment to net earnings	**(8,168)**	**–**	**(8,168)**	(4,130)
Pro forma net earnings	**167,229**	**1,969**	**169,198**	131,669
Pro forma basic and diluted earnings per share	**0.42**	**0.01**	**0.43**	0.35

	2003	2002
Assumptions used in the Black-Scholes option pricing model		
Dividend yield	**0.0%**	0.0%
Expected volatility	**52.7%**	48.7%
Risk free interest rate	**4.21%**	4.60%
Expected life (years)	**5**	5
Weighted average grant date fair value ($)	**3.16**	4.27

In connection with a business acquisition completed in fiscal 2001 (see Note 12) where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded 3,357,962 vested options out of a total of 8,424,502 options outstanding as a purchase consideration of $16,519,000 representing the estimated fair value of the outstanding vested stock options of the acquiree at the date of acquisition (see Note 9D and 9E).

C) Warrants

In connection with the signing of a strategic outsourcing contract and of a business acquisition (see Note 12), the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract or date of business acquisition, and have an exercise period of five years. As at September 30, 2003, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above (the "Initial Warrants"), CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants. Upon the exercise by BCE of its rights under its Pre-emptive Rights Warrants to subscribe to 140,575 Class B shares, BCE has undertaken to give instructions to the Secretary of CGI upon the exercise of such Warrants, to convert each of such Class B shares into one Class A subordinate share upon their issuance.

Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under the terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price, which will be based upon the closing price of the Class A subordinate shares on the TSX on the date preceding the issuance of the Extended Warrants.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 9: CAPITAL STOCK, STOCK OPTIONS AND WARRANTS (CONT'D)

D) The following table presents the number of all shares, stock options and warrants outstanding as at September 30:

	2003	2002
	NUMBER	NUMBER
Class A subordinate shares	**368,236,503**	339,900,257
Class B shares	**33,772,168**	40,799,774
Total capital stock	**402,008,671**	380,700,031
Number of stock options (Class A subordinate shares)		
– Accounted for	**1,675,913**	2,333,231
Number of stock options (Class A subordinate shares)		
– Not accounted for	**18,783,602**	18,481,589
Number of warrants (Class A subordinate shares)		
– Accounted for	**5,118,210**	5,118,210
Number of warrants (Class A subordinate shares and Class B shares)		
– Not accounted for	**4,562,058**	4,562,058
Number of shares reflecting the potential exercise of stock options and warrants	**432,148,454**	411,195,119

E) The following table presents information concerning stock options and warrants accounted for the years ended September 30:

	2003				2002			
	STOCK OPTIONS		**WARRANTS**		STOCK OPTIONS		WARRANTS	
	NUMBER	**CARRYING VALUE**	**NUMBER**	**CARRYING VALUE**	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		**$**		$		$
Balance, beginning of year	**2,333,231**	**11,477**	**5,118,210**	**19,655**	3,139,943	15,446	5,118,210	19,655
Exercised	**(206,208)**	**(1,013)**	**–**	**–**	(107,318)	(528)	–	–
Forfeited and expired (1)	**(451,110)**	**(2,218)**	**–**	**–**	(699,394)	(3,441)	–	–
Balance, end of year	**1,675,913**	**8,246**	**5,118,210**	**19,655**	2,333,231	11,477	5,118,210	19,655

(1) During 2003 and 2002, the Company cancelled options for an amount of $2,218,000 and $3,441,000, respectively, which have been reclassified to contributed surplus.

F) Additional information on stock options

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company for the years ended September 30:

	2003		2002		2001	
	NUMBER OF OPTIONS (1)	**WEIGHTED AVERAGE EXERCISE PRICE PER SHARE**	NUMBER OF OPTIONS (1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS (1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$		$		$
Outstanding, beginning of year	**20,814,820**	**10.79**	24,223,852	10.69	6,413,181	11.46
Granted	**4,600,502**	**6.24**	1,206,925	8.91	10,643,930	8.89
Granted as consideration for business acquisition (Note 12)	**–**	**–**	–	–	8,424,502	12.27
Exercised	**(1,345,241)**	**4.82**	(1,546,801)	4.27	(441,872)	2.63
Forfeited and expired	**(3,610,566)**	**10.18**	(3,069,156)	12.55	(815,889)	13.90
Outstanding, end of year	**20,459,515**	**9.69**	20,814,820	10.79	24,223,852	10.69

(1) Includes stock options that are accounted for as indicated in the table above.

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company at September 30, 2003:

		OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$			$		$
1.90 to 4.38	506,267	6	2.55	506,267	2.55
5.07 to 6.98	5,402,233	8	6.11	1,345,828	6.18
7.00 to 8.99	7,888,385	8	8.74	7,280,335	8.77
9.05 to 10.44	2,272,385	7	9.85	2,205,635	9.86
11.13 to 14.86	1,503,638	6	13.31	1,409,550	13.31
15.01 to 19.34	2,149,208	6	16.10	1,643,743	16.07
20.29 to 31.35	737,399	5	24.51	718,649	24.47
	20,459,515	7	9.69	15,110,007	10.45

G) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2003			2002			2001		
	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE
	$		$	$		$	$		$
Net earnings	177,366	395,191,927	0.45	135,799	377,349,472	0.36	62,789	299,500,350	0.21
Dilutive options	–	1,508,995	–	–	2,083,498	–	–	1,287,291	–
Dilutive warrants	–	764,755	–	–	2,137,885	–	–	319,545	–
Net earnings after assumed conversions	177,366	397,465,677	0.45	135,799	381,570,855	0.36	62,789	301,107,186	0.21

NOTE 10: DEPRECIATION AND AMORTIZATION EXPENSES

	2003	2002	2001
	$	$	$
Depreciation and amortization of fixed assets	44,112	28,303	29,185
Amortization of contract costs related to transition costs	4,219	2,656	169
Amortization of other intangibles and other long-term assets	73,530	46,046	26,368
	121,861	77,005	55,722
Amortization of contract costs related to incentives (presented as reduction of revenue)	27,789	23,559	10,274
	149,650	100,564	65,996

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 11: INCOME TAXES

The income tax provision is as follows for the years ended September 30:

	2003	2002	2001
	$	$	$
Current	**67,460**	61,166	38,125
Future (1)	**46,249**	35,602	34,040
	113,709	96,768	72,165

(1) Includes $1,451,000 in 2001 of future income taxes related to goodwill amortization.

The Company's effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

	2003	2002	2001
	%	%	%
Combined federal and provincial tax rates	**34.5**	36.6	38.6
Non-deductible items	**0.8**	0.7	8.6
Valuation allowance relating to tax benefits on losses	**2.4**	4.4	7.8
Other	**1.7**	(0.1)	(2.0)
Effective income tax rate after goodwill amortization	**39.4**	41.6	53.0
Goodwill amortization	**–**	–	(8.5)
Effective income tax rate before goodwill amortization	**39.4**	41.6	44.5

Future income taxes are as follows at September 30:

	2003	2002
	$	$
Future income tax assets:		
Provision for integration costs	**24,159**	5,160
Tax benefits on losses carried forward	**115,437**	127,609
Accrued compensation and post employment benefits	**8,811**	5,969
Allowance for doubtful accounts	**5,613**	1,421
Other	**6,003**	1,888
	160,023	142,047
Future income tax liabilities:		
Fixed assets, contract costs and other intangibles and other long-term assets	**130,907**	88,387
Work in progress	**10,341**	6,490
Goodwill	**5,116**	5,309
Refundable tax credits on salaries	**34,315**	13,832
Other	**6,920**	5,979
	187,599	119,997
Valuation allowance	**102,997**	100,819
Future income taxes, net	**(130,573)**	(78,769)
Future income taxes are classified as follows:		
Current future income tax assets	**34,237**	12,567
Long-term future income tax assets	**22,764**	28,661
Current future income tax liabilities	**(47,003)**	(26,301)
Long-term future income tax liabilities	**(140,571)**	(93,696)
Future income tax liabilities, net	**(130,573)**	(78,769)

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

Certain of the Company's subsidiaries have losses carried forward aggregating approximately $324,000,000, of which approximately $281,000,000 (US$208,000,000) originates from the Company's US subsidiaries, available to reduce future taxable income and expiring at various dates to 2022. The benefit of these losses has been reflected in the Consolidated Financial Statements to the extent that it is considered to be more likely than not that the related future income tax assets would be realized. Should any of the unrecorded tax benefits on losses carried forward amounting to $81,000,000 be realized, goodwill would be reduced accordingly.

Foreign earnings of certain of CGI's subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future tax liability for these retained earnings as management does not expect them to be repatriated. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any. Determination of the amount of unrecognized federal and provincial future income tax liability for these retained earnings or foreign tax withholding is not practicable because of the complexities associated with its hypothetical calculation.

NOTE 12: INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

a) During 2003, the Company made the following acquisitions:
 – *Underwriters Adjustment Bureau Ltd ("UAB")*—Effective January 1, 2003, the Company acquired all the outstanding shares of UAB, a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry.
 – *Cognicase Inc. ("Cognicase")*—The Company acquired from January 13, 2003 through February 25, 2003, all outstanding shares of Cognicase. At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate share of the Company, or a combination thereof. Cognicase provides solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.
 – *Others*—The Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert Conseillers en Gestion et Informatique Inc., a consulting company specializing in the implementation of Enterprise Resource Planning systems, on December 2, 2002 and January 1, 2003, respectively. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003 and increased its interest in one of its joint ventures.

In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure. Also, the Company planned to divest from certain activities, which are not part of the Company's core business (see Note 13).

These restructuring and integration plans involve costs related to the planned abandonment of numerous real estate leases, located in Canada and the United States for a total amount of approximately $49,600,000. These plans also provide for severance costs related to the termination of various groups of employees working mostly as consultants and project managers, along with finance and administration personnel located throughout Canada and the United States, of approximately $34,700,000.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 12: INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES (CONT'D)

For Cognicase, the components of the integration liabilities assumed and included in the preliminary allocation of the purchase price are as follows:

	ACQUISITION AND INTEGRATION LIABILITIES	PAID AS AT SEPTEMBER 30, 2003	BALANCE REMAINING AS AT SEPTEMBER 30, 2003
	$	$	$
Consolidation and closure of facilities	47,422	6,393	41,029
Severance	30,404	20,824	9,580
	77,826	27,217	50,609

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company's best estimates. The final purchase price allocations are expected to be completed as soon as the Company's management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

	UAB	COGNICASE	OTHER	TOTAL
	$	$	$	$
Non-cash working capital items	7,818	(113,299)	(4,910)	(110,391)
Fixed assets	6,855	31,283	1,233	39,371
Other intangibles and other long-term assets	16,506	132,997	2,821	152,324
Future income taxes	(2,918)	(7,468)	(153)	(10,539)
Goodwill (1)	30,848	323,307	9,795	363,950
Assumption of long-term debt	(1,073)	(60,903)	(215)	(62,191)
	58,036	305,917	8,571	372,524
Cash position at acquisition	(3,967)	23,495	5,954	25,482
Net assets acquired	54,069	329,412	14,525	398,006
Consideration				
Cash	53,000	180,154	12,891	246,045
Acquisition costs	1,069	9,512	834	11,415
Issuance of 19,850,245 Class A subordinate shares (2)	–	139,746	–	139,746
Issuance of 113,154 Class A subordinate shares (2)	–	–	800	800
	54,069	329,412	14,525	398,006

(1) Includes $4,670,000 of goodwill deductible for tax purposes.

(2) The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

Also during the year, the Company sold two subsidiaries previously owned by Cognicase for a non-significant cash consideration.

In addition, during the year, the Company finalized the purchase price allocations and made adjustments relating to certain business acquisitions completed in the last twelve months, resulting in a net decrease of goodwill, future income tax liabilities, income tax liabilities and accounts payable and accrued liabilities of $3,248,000, $143,000, $659,000 and $2,028,000, respectively, and a net increase of other intangibles and other long-term assets of $1,478,000 and cash consideration paid of $1,060,000.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

b) During 2002, the Company completed five acquisitions of IT consulting firms for considerations ranging between $2,100,000 and $7,000,000, for an aggregate consideration of $24,988,000, including acquisition costs of approximately $503,000 and the issuance of 210,739 Class A subordinate shares at a price of $10.73 per share. The Company acquired all of the outstanding shares of the businesses, except in two cases where assets were acquired.

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

	2002
	$
Non-cash working capital items	(2,686)
Future income taxes	933
Fixed assets	1,014
Other intangibles and other long-term assets	2,423
Goodwill (1)	23,049
	24,733
Cash position at acquisition	255
Net assets acquired	24,988
Consideration	
Cash (including acquisition costs)	20,121
Balance of purchase price	2,606
Issuance of 210,739 Class A subordinate shares (2)	2,261
	24,988

(1) Includes $9,292,000 of goodwill deductible for tax purposes.

(2) The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

In May 2002, the Company acquired, for a cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost Inc. (“Innovapost”). The Company also paid, through Innovapost, an incentive of $26,000,000 to Canada Post Corporation, its partner in the joint venture, for the signing of a 10-year outsourcing contract. The aggregate consideration paid of $52,000,000 was accounted for as contract costs in accordance with its substance and will be amortized over the term of the contract.

During 2002, the Company sold its Australian and Japanese operations for an aggregate cash consideration of $10,365,000 with no resulting gain.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 12: INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES (CONT'D)

c) During 2001, the Company made the following acquisitions:

- *C.U. Processing Inc. ("CUP")*— On October 4, 2000, the Company acquired all the outstanding shares of CUP, a Detroit-based provider of information management systems primarily to US credit unions;
- *AGTI Consulting Services Inc. ("AGTI")*— On November 27, 2000, the Company acquired 49% of all outstanding shares of AGTI, a Montreal-based IT consulting firm. The Company accounts for its 49% interest in AGTI using the proportionate consolidation method;
- *Star Data Systems Inc. ("Star Data")*— On January 9, 2001, the Company acquired all the outstanding common shares of Star Data on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share; therefore, the Company issued 13,546,327 Class A subordinate shares at a price of $7.59 per share for a total consideration of $102,820,000 before acquisition costs of approximately $2,150,000. Star Data is a Canadian-based provider of IT services and solutions to the financial services industry;
- *Assets and liabilities of Confédération des caisses populaires et d'économie Desjardins du Québec used in data and micro-computing of Mouvement des caisses Desjardins ("Desjardins") operations*— On May 1, 2001, the Company acquired the assets, certain intellectual property rights and assumed certain liabilities of Desjardins which it used in data and micro-computing. In addition, approximately 450 Desjardins employees were transferred to the Company. The total consideration paid for this acquisition was $72,216,000, before acquisition costs of approximately $120,000, comprises cash of $57,945,000 and the issuance of 4,000,000 warrants at fair value in the amount of $14,271,000 (see Note 9). The warrants are presented as a component of shareholders' equity with a corresponding amount included in contract costs, in accordance with their substance;
- *IMRglobal Corp.*— On July 27, 2001, the Company merged with IMRglobal, a US-based leading global provider of end-to-end IT solutions, acquiring all the outstanding common stock of IMRglobal on the basis of 1.5974 Class A subordinate shares of the Company for each share of IMRglobal common stock; therefore, the Company issued 70,753,841 Class A subordinate shares at a price of $7.58 per share for a consideration of $536,314,000 before acquisition costs of approximately $17,347,000. In addition, each outstanding IMRglobal stock option as of that date became a 1.5974 stock option to acquire a Class A subordinate share of the Company; therefore, the Company effectively issued 8,424,502 stock options having a weighted-average exercise price per share of $12.27 and having a weighted-average fair value of $5.37 per option. Consistent with Canadian GAAP at the time, $16,519,000 representing the total fair value of 3,357,562 outstanding vested stock options having a weighted average fair value of $4.92 per option, was recorded as purchase consideration. The remaining $28,720,000, representing the total fair value of 5,066,940 outstanding unvested stock options having a weighted-average fair value of $5.67 per option, was not recorded as purchase consideration (see Note 9).

At various dates throughout fiscal 2001, the Company completed the acquisition of all outstanding shares of six other companies, entered into two joint venture agreements and increased its interest in an equity investee for an aggregate consideration of $32,705,000. The sum of the purchase price allocations to the net assets acquired is presented in the "Other" column in the table below. A total of 1,535,010 Class A subordinate shares having a weighted-average value per share of $7.74 were issued in connection with these acquisitions. In addition, the Company began using the proportionate consolidation method to account for its investment in the joint venture as of January 12, 2001.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

These acquisitions for fiscal 2001 were accounted for using the purchase method, as follows:

NET ASSETS ACQUIRED	IMR (4)	STAR DATA	DESJARDINS (5)	AGTI	CUP	OTHER	TOTAL
	$	$	$	$	$	$	$
Non-cash working capital items	(45,695)	(16,934)	24,245	2,216	(12,061)	1,635	(46,594)
Fixed assets	40,703	21,211	3,612	448	3,296	2,135	71,405
Contract costs	–	–	110,627	–	–	–	110,627
Other intangibles and other long-term assets	31,315	9,203	1,359	–	447	11	42,335
Future income taxes	1,102	16,729	(7,744)	10	4,228	2,596	16,921
Goodwill (1)	560,520	70,590	7,744	14,602	41,601	24,025	719,082
Long-term debt	(53,988)	(10,799)	–	–	(812)	(1,759)	(67,358)
Deferred credits and other long-term liabilities	(7,609)	–	(67,627)	–	–	–	(75,236)
	526,348	90,000	72,216	17,276	36,699	28,643	771,182
Cash position at acquisition	26,485	12,820	–	7,639	1,837	4,062	52,843
	552,833	102,820	72,216	24,915	38,536	32,705	824,025
Consideration							
Cash	–	–	57,945	24,915	38,536	19,561	140,957
Issuance of 85,835,178 Class A subordinate shares	536,314 (2)	102,820 (3)	–	–	–	11,876 (3)	651,010
Fair value of 3,357,562 vested stock options (Notes 2 and 9)	16,519	–	–	–	–	–	16,519
4,000,000 warrants at fair value (Note 9)	–	–	14,271	–	–	–	14,271
Equity value of investment at acquisition date	–	–	–	–	–	1,268	1,268
	552,833	102,820	72,216	24,915	38,536	32,705	824,025

(1) Includes $55,413,000 of goodwill deductible for tax purposes. Of the total goodwill amount, approximately $210,000,000 is included in the BPS segment and the remaining $509,082,000 is related to the IT services segment.

(2) The price per share was determined using the average trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the date terms of the business combination were agreed to and announced.

(3) The price per share value of the shares issued as consideration was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition.

(4) During 2002, the Company finalized the purchase price allocation of IMR; as a result, other intangibles and other long-term assets were increased by $7,577,000 and non-cash working capital items, goodwill and future income taxes were decreased by $3,947,000, $978,000 and $2,652,000, respectively. Total acquisition and integration initial costs of $68,000,000 were also adjusted (decrease of $20,810,000) to reflect the Company's reviewed interpretation of the accounting treatment for integration liabilities to be incurred in connection with business acquisitions. These adjustments are all reflected in the table above.

(5) During 2002, the Company finalized the purchase price allocation and made adjustments relating to certain business acquisitions completed in 2001, resulting in a net decrease in goodwill and non-cash working capital of $7,838,000 and $6,427,000, respectively and in a net increase in future income tax assets of $1,411,000. These adjustments are all reflected in the table above.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 13: DISCONTINUED OPERATIONS

Subsequent to the acquisition of Cognicase, the Company formally adopted a plan to divest certain activities acquired from Cognicase which were not related to its core business. As of September 30, 2003, two divisions are classified as discontinued operations.

One of the divisions' activities consist mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare institutions as well as manufacturing and distribution companies. The other division activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines.

On October 21, 2003, the Company announced the disposal of its ERP and related services activities described above.

The following table presents summarized financial information related to these discontinued operations:

	2003
	$
Revenue	49,466
Earnings before the under-noted:	6,856
Depreciation and amortization expenses	(3,827)
Earnings before income taxes	3,029
Income taxes	(1,060)
Net earnings from discontinued operations	1,969
Net cash provided by operating activities	7,913
Net cash used in investing activities	(1,835)
Net cash used in financing activities	(557)
Net cash and cash equivalents provided by discontinued operations	5,521
Current assets	11,268
Fixed assets	6,003
Other intangibles and other long-term assets	12,479
Goodwill	11,264
Assets of businesses held for sale	41,014
Current liabilities	10,133
Future income taxes	5,978
Long-term debt	151
Deferred credits and other long-term liabilities	54
Liabilities of businesses held for sale	16,316

Discontinued operations are included in the IT services segment.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 14: JOINT VENTURES: SUPPLEMENTARY INFORMATION

The Company's proportionate share of its joint venture investees' operations included in the Consolidated Financial Statements is as follows:

	AS AT AND FOR YEAR ENDED SEPTEMBER 30, 2003	AS AT AND FOR YEAR ENDED SEPTEMBER 30, 2002
	$	$
Balance sheets		
Current assets	**76,806**	34,252
Non-current assets	**58,275**	29,431
Current liabilities	**36,758**	15,547
Non-current liabilities	**22,551**	3,580
Statements of earnings		
Revenue	**189,693**	79,456
Expenses	**182,268**	77,226
Net earnings	**7,425**	2,230
Statements of cash flows		
Cash provided by (used for):		
Operating activities	**5,673**	10,552
Investing activities	**(49,169)**	(2,573)
Financing activities	**46,031**	3,868

(a) Financing lease

On November 1, 2002, one of the Company's joint ventures, acting as the lessor, entered into a 50-month lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. As at September 30, 2003, an amount of $11,600,000 representing the current portions included in prepaid expenses and other current assets and the remaining $25,413,000 is included in other long-term assets. The effective interest rate of the lease agreement is 5.02% and net investment is $37,013,000 as of September 30, 2003.

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 15: SUPPLEMENTARY CASH FLOW INFORMATION

i) Net change in non-cash working capital items is as follows for the years ended September 30:

	2003	2002	2001
	$	$	$
Accounts receivable	(30,481)	(617)	725
Income taxes	4,175	6,502	(559)
Work in progress	(1,662)	(17,673)	(12,277)
Prepaid expenses and other current assets	(5,044)	(1,361)	(556)
Accounts payable and accrued liabilities	(82,397)	(53,787)	(38,037)
Accrued compensation	21,992	10,588	40,110
Deferred revenue	(21,578)	10,611	4,872
	(114,995)	(45,737)	(5,722)

ii) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2003	2002	2001
	$	$	$
Operating activities			
Deferred credits and other long-term liabilities	(839)	15,728	14,000
Future income taxes	2,341	12,347	3,029
	1,502	28,075	17,029
Investing activities			
Business acquisitions (Note 12)	140,546	2,261	681,800
Other intangibles and other long-term assets	1,502	28,075	22,413
	142,048	30,336	704,213
Financing activities			
Issuance of shares (Note 9)	140,546	2,261	651,010
Issuance of warrants and stock options	–	–	36,174
	140,546	2,261	687,184

iii) Interest paid and income taxes paid are as follows for the years ended September 30:

	2003	2002	2001
	$	$	$
Interest paid	9,293	2,172	4,592
Income taxes paid	66,526	51,923	41,615

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 16: SEGMENTED INFORMATION

With the acquisition of Cognicase, UAB and INSpire in fiscal 2003 and with the evolution of the near-shore and off-shore business model, the Company modified its management structure to reflect the increasing proportion of business that they derive from business process outsourcing services and the global delivery approach taken in delivering information technology ("IT services") to their clients.

Effective July 1, 2003, the Company has two lines of business ("LOB") as follows: IT services and Business Process Services ("BPS").

The focus of these lines of business is as follows:

- The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe. The professionals and facilities in India and Canada also serve United States and foreign-based clients as an integral part of their off-shore and near-shore delivery model.
- The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

As of July 1, 2003, the Company began to evaluate each LOB's performance under this structure. Comparative segmented information has been restated to reflect the new segmentation basis.

The following presents information on the Company's operations based on its management structure:

2003

	IT SERVICES	BPS	CORPORATE	INTERSEGMENT ELIMINATION	TOTAL
	$	$	$	$	$
Revenue	**2,232,335**	**554,461**	–	**(67,101)**	**2,719,695**
Operating expenses before depreciation and amortization expenses	**1,836,241**	**466,105**	**64,291**	**(67,101)**	**2,299,536**
Depreciation and amortization expenses	**102,147**	**15,963**	**3,751**	–	**121,861**
Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations	**293,947**	**72,393**	**(68,042)**	–	**298,298**
Total assets	**2,263,013**	**526,738**	**208,106**	–	**2,997,857**

2002

	IT SERVICES	BPS	CORPORATE	INTERSEGMENT ELIMINATION	TOTAL
	$	$	$	$	$
Revenue	1,839,108	388,031	–	(57,526)	2,169,613
Operating expenses before depreciation and amortization expenses	1,553,886	309,799	54,304	(57,526)	1,860,463
Depreciation and amortization expenses	62,123	12,510	2,372	–	77,005
Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations	223,099	65,722	(56,676)	–	232,145
Total assets	1,753,854	379,479	173,637	–	2,306,970

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 16: SEGMENTED INFORMATION (CONT'D)

					2001
	IT SERVICES	BPS	CORPORATE	INTERSEGMENT ELIMINATION	TOTAL
	$	$	$	$	$
Revenue	1,310,610	288,229	–	(38,448)	1,560,391
Operating expenses before depreciation and amortization expenses	1,119,522	230,268	29,703	(38,448)	1,341,045
Depreciation and amortization expenses	42,561	11,955	1,206	–	55,722
Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations	148,527	46,006	(30,909)	–	163,624
Total assets	1,591,350	371,103	66,216	–	2,028,669

	FIXED ASSETS 2003	FIXED ASSETS 2002
	$	$
IT services	**101,335**	88,437
BPS	**20,246**	10,231
Corporate	**23,360**	4,871
	144,941	103,539

The accounting policies of the segments are the same as those described in the Summary of significant accounting policies (Note 2).

Geographic information

The following table sets out certain geographic market information based on clients' location:

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001
	$	$	$
Revenue			
Canada	**2,188,181**	1,637,125	1,280,258
United States	**466,683**	450,622	231,731
Europe	**131,932**	139,392	86,850
Intersegment elimination	**(67,101)**	(57,526)	(38,448)
	2,719,695	2,169,613	1,560,391

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 17: RELATED PARTY TRANSACTIONS

In the normal course of business, the Company is party to contracts with certain of BCE Inc.'s ("BCE," a shareholder) subsidiaries and affiliated companies, pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company's operating, financing and investing activities through its 29.86% (2002 – 31.53%) ownership interest in CGI and through the significant business volume originating from BCE together with its subsidiaries and affiliates.

Transactions and resulting balances, which were measured at exchange amounts are presented below:

	2003	2002	2001
	$	$	$
Revenue	500,068	502,645	437,591
Purchase of services	91,471	82,978	78,495
Accounts receivable	21,659	18,756	37,549
Work in progress	1,123	126	16,389
Contract costs	21,373	26,257	22,750
Accounts payable and accrued liabilities	5,161	7,850	4,828
Deferred revenue	1,330	853	24,010

In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. CGI exercises significant influence over Innovapost's operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2003	2002
	$	$
Revenue	62,653	8,778
Accounts receivable	5,086	8,721
Work in progress	361	3,606
Contract costs	21,989	23,747
Accounts payable and accrued liabilities	227	–
Deferred revenue	2,125	–
Deferred credits and other long-term liabilities	4,463	10,624

NOTE 18: EMPLOYEE BENEFITS

Generally, the Company does not offer pension plan or postretirement benefits to its employees with the exception of the following:

Subsequent to the acquisition date of UAB, CGI began the process of winding up the defined benefit pension plan covering UAB employees. As per the pension plan policies, any excess of the plan assets over the defined obligations must be remitted to UAB employees. As at the acquisition date, the fair value of plan assets exceeded the value of the defined benefit obligations and accordingly, the settlement amount used in the purchase price allocation of UAB was nil. As at September 30, 2003, the settlement amount remained nil. Management expects to finalize the wind-up process of the plan in the near future with a retroactive effect date as at September 30, 2003.

UAB also maintained a post-employment benefits plan. As at the acquisition date, the Company recorded an unrecognized post-employment benefits liability. Subsequent to the acquisition, the Company modified the post-employment plan benefits to cover the former UAB retired employees and the employees that will be retiring in the two-year period subsequent to the acquisition. As at September 30, 2003, the post-employment benefits liability totaled $7,579,000 and current year related expense was estimated at approximately $638,000.

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 19: COMMITMENTS AND CONTINGENCIES

A) Commitments

At September 30, 2003, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,148,494,000. Minimum lease payments due in each of the next five years are as follows:

	$
2004	162,080
2005	138,569
2006	112,737
2007	89,710
2008	77,262

The Company concluded five long-term service agreements representing a total commitment of $54,131,000. Minimum payments under these agreements due in each of the next four years are as follows:

	$
2004	28,403
2005	20,944
2006	4,215
2007	569

B) Contingencies

The Company is currently party to a number of disputes which involve or may involve litigation. It is the opinion of the Company's management that ultimate liability, if any, with respect to these disputes will not be material to the Company's consolidated financial statements and appropriate provisions have been recorded.

NOTE 20: GUARANTEES

In connection with the sale of certain assets, the Company has agreed to indemnify the purchasers should a claim be filed regarding tax matters or any other matters related to the previous ownership of these assets. The nature of most indemnification undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which can not be determined at this time. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company's shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments, which the Company could be required to make under these guarantees, is $6,028,000 as of September 30, 2003.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 21: FINANCIAL INSTRUMENTS

Risk management

The Company periodically uses various derivative instruments to manage its foreign currency position. The derivative instruments entered into by CGI comprise principally forward contracts.

The Company does not hold or issue financial instruments for trading purposes.

Fair value

At September 30, 2003 and 2002, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2003 and 2002.

Credit risk

Credit risk concentration with respect to trade receivables is limited due to the Company's large client base. Furthermore, as described in Note 17, the Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

Currency risk

The Company operates internationally and is exposed to risks from changes in foreign currency rates. As at September 30, 2003, the Company held a US$15,000,000 forward contract maturing on October 10, 2003 for the payment of insurance premiums. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2003 were not significant.

NOTE 22: RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO US GAAP

The material differences between Canadian and US GAAP affecting the Company's Consolidated Financial Statements are detailed as follows:

Reconciliation of net earnings:

	2003	2002	2001
	$	$	$
Net earnings — Canadian GAAP	**177,366**	135,799	62,789
Adjustments for:			
Capitalized software costs (i)	**(2,053)**	(2,771)	–
Warrants (ii)	**1,405**	910	(11,605)
Unearned compensation (iii)	**(1,450)**	(1,450)	(150)
Leases (iv)	**(1,975)**	–	–
Integration costs (v)	**–**	–	(4,842)
Goodwill (vi)	**–**	–	(500)
Foreign currency translation (vii)	**–**	–	523
Net earnings — US GAAP	**173,293**	132,488	46,215
Basic and diluted EPS — US GAAP	**0.44**	0.35	0.15

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 22: RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO US GAAP (CONT'D)

Reconciliation of shareholders' equity:

	2003	2002	2001
	$	$	$ (RESTATED, NOTE 2)
Shareholders' equity — Canadian GAAP	**1,980,210**	1,779,615	1,503,114
Adjustments for:			
Capitalized software costs (i)	**(4,824)**	(2,771)	–
Warrants (ii)	**(9,290)**	(10,695)	(11,605)
Unearned compensation (iii)	**(3,694)**	(3,694)	(3,694)
Leases (iv)	**(1,975)**	–	–
Integration costs (v)	**(6,606)**	(6,606)	(6,606)
Goodwill (vi)	**28,078**	28,078	27,578
Foreign currency translation (vii)	**581**	581	581
Adjustment for change in accounting policy (viii)	**9,134**	9,134	9,134
Shareholders' equity — US GAAP	**1,991,614**	1,793,642	1,518,502

(i) Capitalized software costs

Under Canadian GAAP, certain overhead costs were capitalized. Under US GAAP, these overhead costs are expensed as incurred. The adjustment represents the charge to consolidated net earnings, net of amortization already recorded for Canadian GAAP purposes and net of income taxes.

(ii) Warrants

Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2001 adjustment represents the subtraction to revenue, net of contract costs amortization recorded for Canadian GAAP purposes and net of income taxes. The 2002 and 2003 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Unearned compensation

Under Canadian GAAP prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vi) below) that would have been recorded as a separate component of shareholders' equity for US GAAP purposes. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting (service) period.

(iv) Leases

Under Canadian GAAP, lease rentals are charged to expenses over the lease term as they become payable. Under US GAAP, operating lease agreements that specify scheduled rent increases over the lease term shall be recognized on a straight-line basis over the lease term. The adjustment reflects the additional charges to consolidated net earnings in US GAAP, net of income taxes. The prior year adjustment is not material.

(v) Integration costs

Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001 recorded for Canadian GAAP purposes and net of income taxes.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

(vi) Goodwill

As described in (viii) below, goodwill recorded by the Company would be greater for US GAAP purposes than for Canadian GAAP purposes. The 2001 adjustment reflects the additional goodwill amortization expense for US GAAP purposes. Consistent with both Canadian and US GAAP, the Company discontinued the amortization of goodwill effective October 1, 2001.

The goodwill adjustment to shareholders' equity results principally from the difference in the value assigned to stock options issued to IMR employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation (see Note 12), whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

During the year ended September 30, 2002, the Company revised the calculation of the goodwill component adjustment under US GAAP. As a result, the goodwill component adjustment to Canadian shareholders' equity increased to $28,078,000 as at September 30, 2002 from $27,578,000 as at September 30, 2001.

(vii) Foreign currency translation

Under Canadian GAAP, the financial statements of the Company's foreign subsidiaries, which are considered integrated operations, have been translated using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 52, *Foreign Currency Translation*, requires companies to translate functional-currency financial statements into reporting currency using the current exchange rate method whereby the rates in effect on the balance sheet dates for assets and liabilities and the weighted average rate for statement of earnings elements are used. Any translation adjustments, resulting from the process of translating the financial statements of foreign subsidiaries into Canadian dollars, are excluded from the determination of net earnings and are reported as comprehensive income as a separate component in shareholders' equity.

(viii) Income taxes and adjustment for change in accounting policy

On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, *Income taxes* (see Note 2). The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, *Accounting for Income Taxes*, issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a purchase business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.

Prior to the issuance of Section 3465, under Canadian GAAP, accounting for income taxes was similar to the provisions of the US Accounting Principles Board No. 11. Under US GAAP, the Company would have followed the provisions of SFAS No. 109.

(ix) Comprehensive income

Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries (see (vii) above).

The following table represents comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income:*

	2003	2002	2001
	$	$	$
Net earnings — US GAAP	**173,293**	132,488	46,215
Other comprehensive income:			
Foreign currency translation adjustment	**(123,768)**	10,505	21,634
Comprehensive income	**49,525**	142,993	67,849

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 22: RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO US GAAP (CONT'D)

(x) Proportionate consolidation

The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2003 and 2002, and for each of the years in the three-year period ended September 30, 2003. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 14). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(xi) Earnings before amortization of goodwill

In Canada, the Accounting Standards Board approved an addendum to CICA Handbook Section 1580, *Business Combinations*, subsequently superceded by Section 1581, *Business Combinations*, that permitted goodwill amortization expense to be presented net-of-tax on a separate line in the consolidated statements of earnings. This presentation was not permitted under US GAAP. Under US GAAP, for the year ended September 30, 2001, $29,086,000 (as adjusted for US GAAP purposes) of amortization of goodwill would have been included in operating expenses.

(xii) Consolidated statements of cash flows

The Company's consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2003 were prepared in accordance with CICA Handbook Section 1540, *Cash Flow Statements*, the provisions of which are substantially similar to those of SFAS No. 95, *Statement of Cash Flows*.

(xiii) Share issue costs

Under Canadian GAAP, share issue costs are charged to retained earnings. For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

(xiv) Recent and future accounting changes

In June 2002, the FASB issued SFAS No. 146, *Accounting for Exit or Disposal Activities*. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by the EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*, and was effective for the Company for exit or disposal activities initiated after December 31, 2002. The adoption of this new standard is reflected in Note 13.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*. The interpretation requires disclosure about the nature and terms of obligations under certain guarantees that the Company has issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*. The interpretation clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003 and variable interest entities in which the Company obtains an interest after January 31, 2003. For variable interest entities in which a company obtained an interest before February 1, 2003, the interpretation applies to the interim period beginning after June 15, 2003. Adoption of this interpretation did not have a significant effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123*. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The statement will be effective for the Company's fiscal 2004.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. Adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

CGI is managed according to the highest standards of ethical behavior and we welcome the sweeping changes that are being instituted around the world in the area of corporate governance. We are proud of our heritage as a company that has always taken into account the long-term interests of its three stakeholder groups, namely our clients, members (employees) and shareholders.

Throughout fiscal 2003, we continued to adapt our corporate governance processes in order to maintain the highest standards while evolving in a constantly changing business environment. Measures were introduced during the year to fine-tune some aspects of our corporate governance practices such as dividing our Human Resources and Corporate Governance Committee into two committees to provide greater focus on the important issues facing these committees. We also completed a detailed review of our board committee charters—including charters for our Corporate Governance, Human Resources, and Audit and Risk Management committees—and other key documents, and took them a step further by assembling them into a coherent set, which we refer to as the Fundamental Texts of CGI. Together, these texts include our Mission, Vision, Dream and Values, as well as an explanation of our unique corporate culture and our Management Foundation. These documents are available on our Web site for everyone to review.

We have also further refined our Executive Code of Conduct, as well as our Code of Ethics and Business Conduct. The latter is to be signed annually by all 20,000 CGI members to signify their commitment to abide by it. Finally, our Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI Group Inc. by Insiders has been updated and is also included.

Going forward, we will continue to refine and enhance our corporate governance practices because we believe that sound governance equates with sound management. We will continue to lead the way by applying best practices and the highest standards while remaining true to our values, not simply following the rules.

TSX AND NYSE COMPLIANCE

CGI complies with all of the Toronto Stock Exchange corporate governance guidelines (the "TSX Guidelines") and despite the inapplicability of most of the new corporate governance standards (the "NYSE Standards") of the New York Stock Exchange (the "NYSE") to foreign private issuers, such as CGI, CGI is in compliance with almost all of the NYSE Standards.

The only material difference for CGI between the TSX Guidelines and the NYSE Standards is that under the TSX Guidelines, the Human Resources Committee and Corporate Governance Committee must be composed entirely of outside directors, a majority of whom are unrelated directors, while, under the NYSE Standards, the comparable committees must be composed entirely of independent directors. One member of CGI's Human Resources Committee and Corporate Governance Committee is not independent.

The Chief Executive Officer of CGI will promptly notify the NYSE in writing after any of CGI's executive officers become aware of any material non-compliance with the applicable provisions of the NYSE Standards. The Chief Executive Officer and the Chief Financial Officer will also file with the U.S. Securities and Exchange Commission the required certification regarding CGI's public disclosure.

William D. Anderson [b c]
Director since 1999
President, BCE Ventures Inc.

Claude Boivin [a c]
Director since 1993
Lead Director and
Chairman of the Corporate
Governance Committee, CGI
Director of Companies

Jean Brassard
Director since 1978
Vice-Chairman of the Board, CGI
Director of Companies

Claude Chamberland [b]
Director since 1998
Director of Companies

Robert Chevrier [a]
Director since 2003
President,
Roche Management Co. Inc.

Paule Doré
Director since 1996
Executive Vice-President
and Chief Corporate Officer,
and Corporate Secretary, CGI

Serge Godin
Director since 1976
Chairman and
Chief Executive Officer, CGI

André Imbeau
Director since 1976
Executive Vice-President and
Chief Financial Officer,
and Treasurer, CGI

David L. Johnston [b]
Director since 1994
Chairman of the Human
Resources Committee, CGI
President and Vice-Chancellor,
University of Waterloo

Eileen A. Mercier [a]
Director since 1996
Chairman of the Audit and
Risk Management Committee, CGI
Director of Companies

Michael J. Sabia
Director since 2003
President and
Chief Executive Officer, BCE Inc.
Chief Executive Officer, Bell Canada

C. Wesley M. Scott
Director since 2001
Director of Companies

Gerald T. Squire [c]
Director since 2003
Director of Companies

Robert Tessier [c]
Director since 2003
President and Chief
Executive Officer, Gaz Métro

a Member of the Audit and
Risk Management Committee
b Member of the Human
Resources Committee
c Member of the Corporate
Governance Committee

From left to right, sitting:
Serge Godin, Eileen A. Mercier, William D. Anderson,
David L. Johnston, Claude Boivin, Jean Brassard
and Paule Doré.
Standing:
C.Wesley M. Scott, Robert Chevrier, Gerald T. Squire,
Robert Tessier, Claude Chamberland, Michael J. Sabia
and André Imbeau.



Management Team

Serge Godin*
Chairman and
Chief Executive Officer

Paule Doré*
Executive Vice-President
and Chief Corporate Officer

André Imbeau*
Executive Vice-President
and Chief Financial Officer

André Nadeau*
Executive Vice-President
and Chief Strategy Officer

Michael E. Roach*
President and
Chief Operating Officer

Daniel Rocheleau*
Executive Vice-President
and Chief Business
Engineering Officer

Hicham Adra
Senior Vice-President
Ottawa

David Anderson
Senior Vice-President
and Corporate Controller

Paul Biron
Senior Vice-President
and General Manager
Services to BCE

André Bourque
Senior Vice-President
and Chief Legal Officer

Terry Broom
Senior Vice-President
US South

John G. Campbell
Senior Vice-President
Business Development
Services to BCE

Renaud Caron
Senior Vice-President
Business Engineering

Clarence Chandran
President
Business Process Services

Gavin Chapman
Senior Vice-President
United Kingdom

Daniel Crépeau
Senior Vice-President
Business Engineering
Delivery Support

Robert Desmarais
Senior Vice-President
Business Engineering

Michael Feldstein
Senior Vice-President
IS/IT Services
Services to BCE

Michael Filak
Senior Vice-President
Business Engineering

Jacques Giguère
Senior Vice-President
Business Engineering

Gilles Godbout
Senior Vice-President
Services to Credit Unions

Nader Hanna
Senior Vice-President
Mergers and Acquisitions

Terry Johnson
Senior Vice-President
Western Canada

Reid Kilburn
Senior Vice-President
Business Engineering

Serge LaPalme
President
Insurance Business Services

Al MacDonald
Senior Vice-President
Atlantic Canada

Eva Maglis
Senior Vice-President
Integrated Technology
Management
Greater Montreal Area

Claude Marcoux
Senior Vice-President
Quebec City

Ross Marsden
Senior Vice-President
Business Engineering

Richard Marxen
Senior Vice-President
Insurance Business Services

Matt Nicol
Senior Vice-President
Greater New York Area

Luc Pinard
Chief Technology Officer

Paul Raymond
Senior Vice-President
Boston

Gerry Rivers
Senior Vice-President
Integrated Technology
Management
Greater Toronto Area

Jacques Roy
Senior Vice-President
Finance and Treasury

Joseph I. Saliba
President
US and Asia Pacific

Richard Schmitz
Senior Vice-President
US Central

Claude Séguin
Senior Vice-President
Strategic Investments

Mark Stuart
Senior Vice-President
Operations Integration

Pierre Turcotte
Senior Vice-President
and General Manager
Greater Montreal Area

Pierre Vinet
Senior Vice-President
Leadership Program

Len Watson
Senior Vice-President
Systems Integration
and Consulting
Greater Toronto Area

* Member of the
  Management Committee

Listing
Toronto Stock Exchange, April 1992: GIB.A
New York Stock Exchange, October 1998: GIB

Number of shares outstanding as
at September 30, 2003:
368,236,503 Class A subordinate shares
33,772,168 Class B shares
High/low of share price
from October 1, 2002 to September 30, 2003:
TSX (CDN$): 8.65 / 5.49
NYSE (US$): 6.36 / 3.40

Auditors
Samson Bélair / Deloitte & Touche

Transfer Agent
Computershare Trust Company of Canada

Investor Relations
For further information about the Company, additional copies
of this report or other financial information, please contact:
Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
5th Floor
Montreal, Quebec H3A 2M8
Canada
Tel.: (514) 841-3200

You may also contact us by sending an e-mail to ir@cgi.com
or by visiting the Investors section on the Company's Web site at
www.cgi.com.

Annual General Meeting of Shareholders
Monday, February 2, 2004, at 11:00 a.m., Fairmont The Queen
Elizabeth Hotel, Grand Salon, 900 René-Lévesque Blvd. West,
Montreal, Quebec.

CGI presents a live webcast of its Annual Meeting of Shareholders via the
Internet at www.cgi.com. Complete instructions for viewing the webcast
will be available on CGI's Web site. To vote over the Internet, please refer
to the instructions provided in the CGI 2003 Information Circular.

This annual report is also on the Internet at the following address:
www.cgi.com.

Le rapport annuel 2003 de CGI est aussi publié en français.

Main Locations

Global Headquarters
1130 Sherbrooke Street West
5th Floor
Montreal, Quebec H3A 2M8
Canada
Tel.: (514) 841-3200
Fax: (514) 841-3299

Canada
Burnaby, BC
Calgary, AB
Dartmouth, NS
Edmonton, AB
Fredericton, NB
Halifax, NS
Montreal, QC
Ottawa, ON
Quebec City, QC
Regina, SK
Saguenay, QC
Saint John, NB
Saskatoon, SK
St. John's, NF
Toronto, ON
Vancouver, BC
Winnipeg, MB

United States
Albany, NY
Andover, MA
Atlanta, GA
Canton, MA
Chicago, IL
Cincinnati, OH
Clearwater, FL
Cleveland, OH
Columbia, SC
Dallas, TX
Detroit, MI
Fort Worth, TX
Houston, TX
Minneapolis, MN
Nashville, TN
New York, NY
Novato, CA
Oklahoma City, OK
Phoenix, AZ
San Diego, CA
Seattle, WA
Sheboygan, WI
Warren, NJ

Europe
ENGLAND
Basingstoke
Bristol
Stevenage
FRANCE
Nîmes
Paris
ITALY
Milan

Asia Pacific
INDIA
Bangalore
Mumbai

For a list of CGI offices worldwide, please visit our Web site at www.cgi.com.



In 2003, thousands of CGI's
Montreal members moved
into the Company's new
e-Commerce Place premises.

Design : www.nolin.ca
Printed in Canada

WWW.CGI.COM

